U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

AMENDMENT NO 1

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

UC ASSET LP

(Exact Name of Registrant as Specified in its charter)

Delaware	024-10802	30-0912782
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2299 Perimeter Park Drive, Suite 120

Atlanta, Georgia 30341

(Address of principal executive offices)

Registrant’s telephone number: (470) 475-1035

Registrant’s fax number:

Copies to:

Richard W. Jones, Esq.

Jones & Haley, P.C.

750 Hammond Drive

Building 12, Suite 100

Atlanta, Georgia 30328

(770) 804-0500

www.corplaw.net

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act: Common Units

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐	Accelerated filer ☐ Smaller reporting company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. All statements other than statements of historical facts contained in this document, including statements regarding our future results of operations and financial position, business strategy, and likelihood of success and other plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this document are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions described under the sections in this document titled “Risk Factors” and elsewhere in this document. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

ii

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Amendment No 1 to the Registration Statement on Form 10 (“Amendment No 1”) incorporates by reference information contained in the Registration Statement on Form 10 filed to the Security Exchange Commission on September 18, 2020 (“Registration Statement”). The information in or incorporated in this Amendment No 1 is current as of the effective date of the Registration Statement.

Item 1. Business.

General development of business.

UC Asset LP is a limited partnership formed on February 01, 2016 under the laws of the State of Delaware. We invest in real estate for development and redevelopment in the Atlanta and Dallas areas. Our principal office address is 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341.

Our partnership is managed by our general partner, UCF Asset LLC under the terms of our partnership’s Limited Partnership Agreement. Except for limited conditions defined in our limited partnership agreement, UCF Asset LLC acting as general partner has authority to exercise full management of our partnership. Limited partners are passive investors and have limited power over our partnership and our general partner.

General Partner

UCF Asset LLC is a limited liability company formed on January 26, 2016 under the law of the State of Georgia. The principal office of our general partner is the same to that of our partnership.

The individuals who, directly or indirectly, own and control our general partner are “Larry” Xianghong Wu with an 80% interest and Gregory Bankston with a 20% interest. Gregory Bankston is the managing member of our general partner.

UCF Asset LLC does not conduct any business activities other than management of our partnership.

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any affiliate and, in the general partner’s sole discretion, admit the affiliate as an additional or substitute general partner.

The general partner is paid an annual management fee, in four payments made quarterly, at 2.0% of net asset under management of the partnership.

Business Operations

Before January 2020, our operations primarily consist of our ownership interests in Atlanta Landsight LLC, a Georgia limited liability company, and UCF Development LLC, a Texas limited liability company. Our partnership owns 100% of Atlanta Landsight LLC and 100% of UCF Development LLC.

Through Atlanta Landsight LLC, we invested in properties in the Atlanta metropolitan area for residential redevelopment. This strategy involves acquiring a property, renovating or remodeling it, and placing it back on the market for sale, or renting it out for continuous rental income. Occasionally, we also invested in residential properties in other metropolitan area.

Through UCF Development LLC, we have acquired land located in Farmersville, Texas in the Dallas metropolitan area. We intend to develop the land by subdividing it into lots and then either selling the lots or building high-end residential homes on the lots.

In January 2020, Atlanta Landsight LLC acquired all assets held by UCF Development LLC for a nominal price of $1.00. After the acquisition, UCF Development LLC became dormant, and will be dissolved before the end of its fiscal year.

After January 2020, we have announced a number of new strategies to expand our business operations, through Atlanta Landsight LLC, to invest in commercial real estate in Atlanta and other metropolitan areas. As of June 30, 2020, we have decreased our holdings in residential property, but we have not made any investments in commercial real estate, due to the uncertainty of economic prospects under the COVID-19 pandemic. Over time, we expect that commercial properties will account for the majority of our portfolio.

Through the parent company, UC Asset LP, we invest in private debts and other non-property opportunities, to the extent that the revenue drawn from those debts and other opportunities will not exceed ten percent (10%) of total revenue of the Partnership. As of June 30, 2020, UC Asset LP held debt investment of approximately $750,000 in total.

Narrative description of business.

By and of the date of June 30, 2020, our partnership’s investments primarily consist of ownership interests in residential properties for redevelopment in the Atlanta metropolitan area and land for development in the Dallas metropolitan area.

Residential Investment and Redevelopment in Metropolitan Atlanta

We acquire and redevelop residential real estate properties in metropolitan Atlanta, mostly in suburban regions north of downtown Atlanta, known as Brookhaven, Dunwoody and Marietta, and in downtown Atlanta. Atlanta is the ninth largest metropolitan area in the United States.

Our properties in metropolitan Atlanta are acquired and owned through our subsidiary, Atlanta Landsight LLC, which is a Georgia limited liability company.

Upon acquisition of a property, we usually make improvements intended to increase its value before putting it back on the market for sale. Depending on the condition of a property, the improvements may be renovation, remodeling, or a complete tear-down and rebuild of the residential home. After improvements, we may sell the completed project immediately if we believe the submarket has reached its short-term peak; or, we may rent it out for a period, usually12 months, if we believe that the submarket has potential of appreciation in the coming year.

We may resell a property without improvement if the value appreciation has generated a satisfying ROI, or if there are any reasonable business considerations.

Renovation

Renovating a property usually includes optimizing spaces, fixing or replacing water, power and HVAC equipment, installing new flooring, upgrading the kitchen and bathrooms, installing new appliances, and/or painting of interior and exterior walls. Renovation can be a relatively low-cost method to improve the value of a property.

For the fiscal year of 2018, we completed 3 residential renovation projects in the Atlanta metropolitan area. All three properties were sold.

For the fiscal year of 2019, we completed 7 residential renovation projects in the Atlanta metropolitan area. Three properties were sold, and three were rented out, and one property was still listed for sale as of December 31, 2019. This property was ultimately sold in the first quarter of 2020.

For the first half of 2020, we completed one residential renovation project in the Atlanta metropolitan area. As of June 30, 2020, the property had been listed for sale. It was sold in early August 2020. We also terminated the lease of one of the rental properties, and listed it for sale in May 2020. That property went under contract in June 2020 and was sold in early August 2020.

Remodeling

A remodeled property may include many of the renovations described above, but it can also include changes to the structure, usually by adding more space and altering floor plans. Remodeling will usually cost more than renovation but less than rebuilding, and its return on investment (“ROI”) will usually be higher than renovation but lower than rebuilding.

For the fiscal years of 2018, 2019 and the first half of 2020, we did not have any remodeling projects. Our last remodeling project was completed in 2017.

Rebuilding

If the condition of a property is in such poor shape that it would not be cost effective to repair it, it may be a candidate to tear down and rebuild. When choosing properties to rebuild, we prefer those in a neighborhood where other active rebuilding projects have taken place and completed rebuilt properties have been sold.

For the fiscal year of 2018, we completed one rebuilding projects in the Atlanta metropolitan area, which was listed for sale in December 2018 and it was sold in the first quarter of 2019.

For the fiscal year of 2019, we completed two rebuilding projects in the Atlanta metropolitan area. One of them was sold, and the other one was rented out in June, 2020.

For the first half year of 2020, we completed the most work of one rebuilding project and will list it for sale soon.

* * *

As of June 30, 2020, we owned ten residential properties in metro Atlanta and one residential property in Greensboro, North Carolina.

Of these ten properties, we have completed redevelopment of five and they are rented out or will be rented out on annual contracts. Monthly revenue on these rental properties (excluding the one that has not been rented out) is approximately $15,000. The net market value of those five properties was assessed at approximately $3.5 million in total, as of June 30, 2019.

Two properties have gone under contract for a total price of approximately $1 million.

The redevelopment of one property is close to completion, and will be listed soon at approximately $1.3 million.

Two properties are currently held and will probably be redeveloped in the coming months. Those properties have a total net market value of approximately $390,000.

As of June 30, 2020, the fair market value of our residential properties was obtained by appraisals conducted by a related party. However, the methods used by the management, as well as the results, have been reviewed and approved by an independent and licensed third party. – i.e. Brandon Atkins from Keller Williams (Atlanta Perimeter office).

Farmland Investment and Development in Metropolitan Dallas

In September 2016, we purchased 76% of a 72.53-acre farmland located within the township of Farmersville, Texas, in Collin County, located in the northeast quadrant of the Dallas Metropolitan Area. In February 2018, we purchased the remaining 24% of this property and we now own 100% of this land through our investment, Atlanta Landsight LLC.

The purchase price in September, 2016 for the Farmersville property was $805,216. The total historical cost for us on this property (including commissions, taxes, consulting fees etc.) is approximately $860,000, as of June 30, 2020.

The value of our Farmersville, TX property is solely based on the valuation by independent and licensed third parties. The most up-to-date appraisal report valued the property at $1,088,000.00 as of December 19, 2019. This report was provided by Michelle Godwin from Valuright Appraisal, Inc.

Our goal is to develop the Farmersville property into a high-end residential community of approximately 40 to 45 high-end residential homes. We have hired a local engineering company to work on concept plans of development. By June 30, 2020, two variants of conceptual plans were created, reviewed and revised. Based on those conceptual plans, the property will be developed into 43-44 lots of a minimum of one acre.

The Farmersville property is not currently zoned for residential use. Rezoning the property to residential use requires the submission of a formal application to the City of Farmersville. We have not yet started that application process. On November 15, 2018, our representatives had a meeting with the City Manager, the Assistant to the City Manager, and the City’s consulting engineer. The meeting addressed issues regarding the property, including the necessity off-site easements for the water line extension to the property.  It is possible that our company will get pro rata reimbursement for the water line extension as other developments tie into it. The meeting also addressed the prospect of annexing our property into the City and zoning it for estate lots. However, no follow-up meetings have occurred since then.

As of the date of June 30, 2020, we projected the total development cost for the Farmersville property may range between $12 million to $22 million. We currently do not have the necessary capital to develop this land.

At this time, our strategy on this property is to hold it and see if we may be able to raise enough capital to develop it. We may also rent it out to a third party for cultivation in order to generate cash. We don’t exclude the possibility of liquidating it.

Debt Investments

We have made a limited number of debt investments from time to time in high-yield promissory notes or private loans to related and unrelated third parties. As of June 30, 2020, we have made $750,000 of debt investments, which accounts for less than 10% of our net equity.

Status of Publicly Announced New Services

In May 2020, we announced that we were offering a pandemic mortgage debt relief program for businesses experiencing financial emergencies due to the COVID-19 pandemic. This program aims at acquiring equities in commercial properties which are suffering from the impact of Covid-19 pandemic.

Commercial properties in the metro Atlanta area are facing substantial losses due to the Corona virus pandemic. This creates an unprecedented challenge for mall owners and other landlords. Socially driven businesses, such as restaurants, lounges and clubs, also have experienced a record-breaking economic loss.

A property owner could face dilemma if the property cannot generate enough cash to remain current on mortgage payments. Many loan companies are offering a grace period, but that may not be enough to save some businesses. An owner may have to liquidate the property to cover the mortgage, which may result in him/her losing part of even all of his/her equity in the property.

As a company based on the principle of supporting and improving communities, UC Asset is offering property owners in this situation an opportunity to partner with us to save their equity positions. The basic concept is for UC Asset to acquire part or all of a property, by taking responsibility for the payment of part or all of the remaining mortgage balance. Under this arrangement, UC Asset can leverage its cash to buy income-producing properties at a good price. Presumably, those properties will regain their capacity to produce cash income, when the economic impact of the Covid-19 pandemic begins to dissipate.

Competitive Position in the Industry and Methods of Competition

UC Asset is structured as a Master Limited Partnership (MLP) rather than a real estate investment trust (REIT) in order to focus on long-term value growth. The Partnership is among one of the very few real estate MLPs trading on US public markets, and the only one on OTCQX. This unique legal structure empowers UC Asset to take a longer-term approach to real estate investments, because MLPs do not have to constantly make cash distributions as REITs are required to do.

According to a research report released by Zack Small Cap Research on April 20, 2020, MLPs are best suited to long-term investors without the need for regular cash distributions. A link to this research report can be found as below:

https://scr.zacks.com/News/Press-Releases/Press-Release-Details/2020/UCASU-Thinking-Past-Uncertainty-to-Invest-for-the-Future/default.aspx

Number of Employees

As of June 30, 2020, the Partnership has two full time employees, who are the two members of our General Partner, UCF Asset LLC. The Partnership has five part time employees, including a project manager, an accountant, an investor relation director, and two Audit Committee members.

Reports to Security Holders

Currently, our partnership is required by security laws to file Form 1-K, Form 1-SA as annual and semi-annual reports, with the Securities and Exchange Commission (SEC). We also voluntarily file quarterly reports as Form 1-U with the SEC. Once this registration statement goes effective the Partnership will be filing regular reports under the Security Act of 1934 – 10-K’s and 10-Q’s --on the EDGAR platform.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov. where our reports can be found at https://www.sec.gov/cgi-bin/browse-edgar?company’uc+asset

Item 1A. Risk Factors.

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this Offering Circular before deciding whether to invest in our common units. The occurrence of any of the events or developments described below could harm our financial condition, results of operations, business, and prospects. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may harm our business, financial conditions, result of operations, and prospects.

General Risks Related to our Partnership

We have a limited operating history.

We were formed in February 2016 and have a limited operating history. As a result, there is only a limited period on which to base an assumption that our business operations will prove to be successful. Our future operating results will depend on many factors, including our ability to raise adequate working capital, availability of properties for investment, and our ability to develop and redevelop properties.

We are significantly dependent on our general partner and its managing member and member of majority interest.

Our business plan is significantly dependent upon the abilities and continued participation of Gregory C. Bankston and “Larry” Xianghong Wu, the managing member and member of majority interest respectively of our general partner. It would be difficult to replace either of them at this stage of our partnership. The loss by or unavailability of their services would have an adverse effect on our business, operations, and prospects. There can be no assurance that we would be able to locate or employ personnel to replace Mr. Bankston or Mr. Wu should their services be discontinued. In the event that we are unable to locate or employ personnel to replace either of them, we may be required to cease pursuing our business, which could result in a loss on your investment.

Our general partner has broad discretion to manage our partnership and you will have limited ability to exercise control over the direction of our partnership.

UCF Asset LLC, our general partner, has the power to make operational decisions without input by the limited partners. Such decisions may pertain to the scope of development, the selection of personnel, and whether to enter into material transactions with related parties. You will be unable to evaluate the economic merit of property investments before we make them and will be entirely relying on the ability of UCF Asset LLC, our general partner, to select our investments. Our general partner will have broad discretion in developing or redeveloping properties, and may not have the opportunity in advance to review which properties have been acquired, redeveloped, or sold.

Removal of the General Partner

The General Partner may not be removed for cause unless such removal is approved by written consent of the Limited Partners owning 66 2/3% of the Units.  This could greatly reduce the ability of the limited partners to remove the general partner.

You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a limited partner.

Our general partner determines our major policies, including our policies regarding financing, growth and debt capitalization. Our general partner may amend or revise these and other policies without a vote of the limited partners. Our general partner’s broad discretion in setting policies and our limited partners’ inability to exert control over those policies increases the uncertainty and risks you face as a limited partner.

Our ability to make distributions to our limited partners is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

We do not currently have an established policy on paying distribution to our limited partners. In the event of downturns in our operating results, unanticipated capital improvements to our properties, or other factors, we may be unable to declare or pay distributions. The timing and amount of distributions are the sole discretion of our general partner who will consider, among other factors, our financial performance, any debt service obligations, and our taxable income and capital expenditure requirements. We cannot assure you that we will generate sufficient cash in order to fund distributions.

The failure of our properties to appreciate in value would most likely preclude our limited partners from realizing a return on their ownership.

There is no assurance that our real estate investments will appreciate in value or will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties, since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

Risks Related to our Operations

Real estate investments are illiquid.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. We may be unable to realize our investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy.

The profitability of acquisitions and redevelopment is uncertain.

We intend to acquire properties selectively. Acquisition of properties entails risks that investments will fail to perform in accordance with expectations. In undertaking these acquisitions, we will incur certain risks, including the expenditure of funds on, and the devotion of management’s time to, transactions that may not come to fruition. Additional risks inherent in acquisitions include risks that the estimates of the costs of improvements to develop or redevelop a property or the prospects for sale of a property may prove inaccurate.

Our properties may not be diversified.

Our properties currently are centered in the Atlanta and Dallas metropolitan areas. Our potential profitability and our ability to diversify our investments may be limited, both geographically and by type of properties purchased. Our properties may not be well diversified, and their economic performance could be affected by changes in local economic conditions. Our performance is therefore linked to economic conditions in the regions in which we will acquire properties and in the market for real estate generally. Therefore, to the extent that there are adverse economic conditions in the regions in which our properties are located and in the market for real estate, such conditions could result in a reduction of our income and cash to return capital and thus affect the amount of distributions we can make to you.

We may not have control over costs arising from redevelopment of properties.

We intend to retain general contractors to perform the actual physical redevelopment on our properties. As a result, we will be subject to risks in connection with a contractor’s ability to control costs, the timing of completion of redevelopment, and a contractor’s ability to build in conformity with plans and specification.

Inventory or available properties might not be sufficient to achieve our investment goals.

We may not be successful in identifying suitable properties that meet our acquisition criteria, or in consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions would impair the pursuit of our business plan.

Our request to rezone the Farmersville property to residential use may not be approved or may be delayed, which will significantly affect our investment strategy and could lead to losses.

The Farmersville property is currently zoned for commercial use. Rezoning the property to residential use requires the submission of a formal application to the City of Farmersville. We have not yet started the formal application, which may take a considerable amount of time to process. If our application is not approved or is delayed, we may be unable to develop the Farmersville property or develop it within our expected budget or timeframe.

The consideration paid for our target acquisition may exceed fair market value, which may harm our financial condition and operating results.

The consideration that we pay for a property will be based upon numerous factors, and the acquisition may be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that we will be able to negotiate the best purchase price or that the purchase price that we pay for a property will be the best possible price, that we will be able to generate an acceptable return on such acquisitions, or that the location or other relevant economic and financial data of any properties that we acquire will meet acceptable risk profiles.

We may not make a profit if we sell a property.

The prices that we can obtain when we determine to sell a property will depend on many factors that are presently unknown, including the operating history, tax treatment of real estate investments, demographic trends in the area, and available financing. We may not realize any significant appreciation on our investment in a property.

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit or other financing that may be secured by our properties. As with any liability, there is a risk that we may be unable to repay our obligations from the sale of our assets. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

We may suffer losses that are not covered by insurance.

The geographic areas in which we acquire, and own properties may be at risk for damage to property due to certain weather-related and environmental events, including such things as severe thunderstorms, hurricanes, flooding, and tornadoes. To the extent possible, the general partner may but is not required to attempt to acquire insurance against fire or environmental hazards. However, such insurance may not be available in all areas, nor are all hazards insurable. In addition, an insurance company may deny coverage for certain claims or determine that the value of the claim is less than the cost to restore the property, resulting in further losses in income to our partnership.

Investment Company Risks

Investors will not receive the benefit of the regulations provided to real estate investment trusts or investment companies.

We are not a real estate investment trust and enjoy a broader range of permissible activities. Under the Investment Company Act of 1940 (referred to as the “1940 Act”), an “investment company” is defined as an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. We intend to operate in such manner as not to be classified as an “investment company” within the meaning of the 1940 Act as we intend on primarily holding real estate. The management and the investment practices and policies of ours are not supervised or regulated by any federal or state authority. As a result, investors will be exposed to certain risks that would not be present if we were subjected to a more restrictive regulatory situation.

The exemption from the Investment Company Act of 1940 may restrict our operating flexibility.

We do not believe that at any time we will be deemed an “investment company” under the 1940 Act as we do not intend on trading or selling securities. Rather, we intend to hold and manage real estate. However, if at any time we may be deemed an “investment company,” we believe we will be afforded an exemption under Section 3(c)(5)(C) of the 1940 Act. Section 3(c)(5)(C) of the 1940 Act excludes from regulation as an “investment company” any entity that is primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate”. To qualify for this exemption, we must ensure our asset composition meets certain criteria. Maintaining this exemption may adversely impact our ability to acquire or hold investments, to engage in future business activities that we believe could be profitable, or could require us to dispose of investments that we might prefer to retain. If we are required to register as an “investment company” under the 1940 Act, then the additional expenses and operational requirements associated with such registration may materially and adversely impact our financial condition and results of operations in future periods.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted.

If we are ever deemed to be an investment company under the 1940 Act, we may be subject to certain restrictions including:

●	restrictions on the nature of our investments; and
●	restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

●	registration as an investment company;
●	adoption of a specific form of corporate structure; and
●	reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Federal Income Tax Risks

The Internal Revenue Service may challenge our characterization of material tax aspects of your investment in our common units.

You are urged to consult with your own tax advisor with respect to the federal, state, local, and foreign tax considerations of an investment in our partnership. We do not intend to seek any rulings from the Internal Revenue Service regarding any of the tax issues impacting our partnership. Accordingly, we cannot assure you that the tax conclusions discussed in this offering, if contested, would be sustained by the Internal Revenue Service or any court.

You may realize taxable income without cash distributions, and you may have to use funds from other sources to fund tax liabilities.

As a limited partner, you will be required to report your allocable share of our taxable income on your personal income tax return regardless of whether you have received any cash distributions from us. It is possible that your common units will be allocated taxable income in excess of your cash distributions. We cannot assure you that funds will be available for distribution in any year. As a result, you may have to use funds from other sources to pay your tax liability.

You may not be able to benefit from any tax losses that are allocated to your common units.

Common units in our partnership may be allocated their share of tax losses should any arise. Section 469 of the Internal Revenue Code limits the allowance of deductions for losses attributable to passive activities, which are defined generally as activities in which the taxpayer does not materially participate. Any tax losses allocated to investors will be characterized as passive losses, and, accordingly, the deductibility of such losses will be subject to these limitations. Losses from passive activities are generally deductible only to the extent of a taxpayer’s income or gains from passive activities and will not be allowed as an offset against other income, including salary or other compensation for personal services, active business income or “portfolio income”, which includes non-business income derived from dividends, interest, royalties, annuities and gains from the sale of property held for investment. Accordingly, you may receive no benefit from your share of tax losses unless you are concurrently being allocated passive income from other sources.

We may be audited which could subject you to additional tax, interest, and penalties.

Our federal income tax returns may be audited by the Internal Revenue Service. Any audit of our partnership could result in an audit of your tax return. The results of any such audit may require adjustments of items unrelated to your investment, in addition to adjustments to items related to our partnership. In the event of any such audit or adjustments, you might incur attorneys’ fees, court costs, and other expenses in contesting deficiencies asserted by the Internal Revenue Service. You may also be liable for interest on any underpayment and penalties from the date your tax was originally due. The tax treatment of all partnership items will generally be determined at the partnership level in a single proceeding rather than in separate proceedings with each partner, and our general partner is primarily responsible for contesting federal income tax adjustments proposed by the Internal Revenue Service. In such a contest, our general partner may choose to extend the statute of limitations as to all partners and, in certain circumstances, may bind the partners to a settlement with the Internal Revenue Service. Further, our general partner may cause us to take advantage of simplified flow-through reporting of partnership items. If so, adjustments to partnership items would continue to be determined at the partnership level however, and any such adjustments would be accounted for in the year they take effect, rather than in the year to which such adjustments relate. Our general partner will have the discretion in such circumstances either to pass along any such adjustments to the partners or to bear such adjustments at the partnership level.

Legislative or regulatory action could adversely affect investors.

We cannot assure you that legislative, judicial, or administrative changes in the federal income laws will not adversely affect you as a limited partner. Any such changes could have an adverse effect on an investment in our partnership or on the market value or the resale potential of our properties. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in our partnership and the status of legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our common units.

Risks Related to our Common Units

An investment in our common units may be illiquid.

Our common units are currently traded on OTCQX, but there is no assurance that you will be able to sell your common units on OTCQX at your desired price. You may never be able to liquidate your investment or otherwise dispose of your common units at your desired price. Our partnership does not currently have a redemption program and there is no assurance that our partnership will ever redeem or “buy back” your common units.

A sale of a substantial number of common units may cause the price of our common units to decline.

If our limited partners sell, or the market perceives that our limited partners intend to sell for various reasons, substantial amounts of our common units in a public market, the market price of our common units could fall. Sales of a substantial number of our common units may make it more difficult for us to sell securities in the future at a time and price that we deem reasonable or appropriate.

Regulatory changes by Chinese government.

A majority of the common units are owned by Chinese citizens who purchased our common units using funds in accounts outside of mainland of China (“offshore accounts”) that are not currently subject to any laws and/or regulations mandated by the Chinese government. These offshore accounts may be located in but not limited to the U.S., Canada, United Kingdom, Hong Kong and Macau. If the Chinese government implements new laws and/or regulations to extend its jurisdiction to offshore accounts owned by Chinese citizens, we may be unable to successfully raise capital in future offerings.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our common units and the market price of our common units may decrease.

A significant number of our common units are and will be owned by Chinese individuals. At various times during recent years, the U.S. and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the U.S. and China, whether or not directly related to our business, could reduce the price of our common units.

The COVID-19 pandemic could have negative effects on our business.

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containments and mitigation measures worldwide. The Partnership is monitoring this closely, and although operations have not been materially affected by the coronavirus outbreak to date, the ultimate severity of the outbreak is uncertain. Operations of the Partnership are ongoing as the delivery of electricity to customers is considered as essential business. Further the uncertain nature of its spread globally may impact our business operations resulting from quarantines of employees, customers, and third-party service providers. At this time, the Company is unable to estimate the impact of this event on its operations.

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Management is currently unaware of any trends or conditions other than those mentioned in this management’s discussion and analysis that could have a material adverse effect on the Company’s current financial position, future results of operations, or liquidity. However, investors should also be aware of factors that could have a negative impact on the Company’s prospects and the consistency of progress in the areas of revenue generation, liquidity, and generation of capital resources. These may include: (i) variations in revenue, (ii) possible inability to attract investors for its equity securities or otherwise raise adequate funds from any source should the Company seek to do so, (iii) increased governmental regulation or significant changes in such regulations, (iv) increased competition, (v) unfavorable outcomes to litigation to which the Company may become a party in the future, and (vi) a very competitive and rapidly changing real estate environment.

The risks identified here are not all inclusive. New risk factors emerge from time to time and it is not possible for management to predict all of such risk factors, nor can it assess the impact of all such risk factors on the Company’s business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Overview

We are a limited partnership engaged in the redevelopment and development of real estate properties in metropolitan Atlanta, GA and Dallas, TX. Our general partner is UCF Asset LLC.

Since its incorporation, the Company has grown its net equity from $2.25 million as of the date of March 01, 2016, to $8.76 million as of December 31, 2019.

Net equity per common unit has grown from $1.156/per unit as of March 01, 2016, to $1.557/per unit as of December 31, 2019, after a $0.050 dividend distribution in the year of 2018. The following table shows the change of net equity per share during this period:

Period end	Net Equity per Unit pre-dilution	After Potential Dilution/Anti-dilution*	Dividend Distributed per Unit
Inception, March 1, 2016 - unaudited	$1.156	N/A
December 31, 2016	$1.332	N/A
December 31, 2017	$1.560	N/A
December 31, 2018	$1.482	N/A	$0.050
December 31, 2019	$1.557	N/A
June 30, 2020 - Unaudited	$1.307	$1.317

Table I: Net equity per share of UC Asset LP, between March 01, 2016 to June 30, 2020.

* Based on the assumption that all preferred units/convertible notes were converted into maximum possible number of common units. Currently there are 166,667 preferred units issued and they could possibly be converted at $1.60/unit into a maximum number of 187,500 common units.

On January 02, 2020, our units began to be quoted on the OTCQX, the Best Market of OTC markets.

Legal Structure of our Company

The business is structured as a publicly traded limited partnership (Master Limited Partnership or MLP) rather than a real estate investment trust (REIT) in order to appeal to investors looking for long-term growth. It combines the tax benefits of a private partnership with the liquidity of a publicly traded company. The majority of MLPs are organized in natural resources sectors of the economy, and only a very limited number invest in real estate. The Master Limited Partnership Association counted a total number of 82 MLPs trading on US national exchanges, and only four of them are in the real estate sector. As a matter of fact, we are the only real estate MLP quoted on OTCQX.

Liquidity and Capital Resources

Capital Resources

Since our inception, we have funded our operations primarily through the issuance of limited partner interests to raise capital. Prior to our initial public offering (IPO) in 2018, we conducted three private placements of limited partner interests in March 2016, October 2016, and April 2017. We have raised a total of $6,900,000 from these private placements. Prior to our public offering, there were 42 limited partners in our partnership.

Initial Public Offering

In January 2018, we made our first public filing of our Offering Circular with the SEC pursuant to the requirements of Regulation A plus. This original Offering Circular intended to raise capital of a minimum of $6 million and a maximum of $12 million. However, it was beyond Management’s reasonable expectation that economic ties between the U.S. and China would experience a fast downturn in the first quarter of 2018, as the so-called “trade war” between the U.S. and China erupted. The demand for our IPO substantially decreased, and we changed our Offering Circular in April 2018, to decrease the size of our IPO to a minimum of $3 million and maximum of $6 million.

On June 13, 2018, our Offering Circular was qualified by the SEC. However, in the following months, the tension of trade disputes between the U.S. and China kept rising. During this period, a series of negative comments spread by a third party (against whom we have filed a charge of defamation in a Chinese court and won the court decision in September 2019), might also have decreased the demand to our offering. By August 2018, it was clear that we would not be able to raise a minimum of $3 million. We made another change to our Offering Circular and reduced the fundraising target to a minimum of $1.43 million and a maximum of $2.85 million.

Our IPO was closed on October 12, 2018. The gross amount of raised capital was $1.45 million. We had a total of 80 limited partners after the IPO.

Issuance of Series A Preferred Units

On March 02, 2020, the Company closed a private placement, under which the company issued 166,667 shares of Series A Preferred Units to raise capital of $300,000, at a price of $1.80/unit, from a domestic investor.

The Series A Preferred Units were sold with premium, in the sense that the price for the preferred shares to be converted into common units is considerably higher than the current net equity per unit of the Partnership. The issuance of Series A Preferred Units, therefore, will likely increase the Partnership’s net equity per unit.

The Series A Preferred Units may be converted into common units at the holder’s option, after 12 months from the initial issuance date. The conversion price may range between $1.60 - $1.80 per unit, depending on the trading price of common units at the time of conversion.

Debt financing

Atlanta Landsight, our subsidiary, has a construction loan facility of $490,000 from a local bank. As of June 30, 2020, we have drawn $386,000 from this loan facility.

Material terms of this loan include the follows:

Lender: The Citizens Bank of Georgia.

Principal: Dawn-down Line of Credit of $490,000.

Duration: 18 months. Borrower will pay in one payment all outstanding principal and unpaid accrued interests on December 15, 2020.

Interest and Interest rate: Borrower will pay monthly any unpaid accrued interests. Interest rate is variable which is 1.000 percentage point over the Index rate. The Index is 5.500% per annum at the beginning of the term.

Security: the loan is secured by the property under construction.

Full text of the loan agreement is included in this registration statement as Exhibit 4.1.

After adjustment of our investment and operating plan, we believe our available capital, including net proceeds from our IPO, construction loan allowance from the local bank, together with our existing cash and cash equivalents, will be sufficient to fund our operating plan through at least the next twelve months. However, our operating plan may change due to many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Further, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. There is no assurance that the Company, either through itself or through any of its investees, will be able to obtain such funds on terms that are acceptable to us.

Additional financing may result in dilution to limited partners, imposition of debt covenants and repayment obligations or other restrictions that may affect our business.

Anti-dilution Clause

Section 4.01(a) of our Limited Partnership Agreement contains an anti-dilution clause which offers protection to the interests of current investors when additional units or derivative units of our Company will be offered for the purpose of additional financing. The referenced clause reads as follows:

“…. provided that i) any Common Units shall not be offered at a price lower than the book value per Common Unit based on the last audited financial statement immediately preceding the offering of such Common Unit; and ii) any Units or Derivative Units, if convertible into Common Units, the conversion price shall not be set or calculated at a price lower than the book value per Common Unit based on the last audited financial statement immediately preceding the date when such Units or Derivative Units were issued. The foregoing conditions i) and ii) may be waived for any offering if the general partner has received the approval of a Unit Majority prior to such offering.”

Cash Flows

The following table shows a summary of cash flows for the periods set forth below:

	Year Ended December 31, 2018	Year Ended December 31, 2019
Net cash used in operating activities	$(343,334)	$(396,752)
Net cash (used in) provided by investing activities	$(715,629)	$303,991
Net cash provided by financing activities	$1,015,627	$48,271
Cash at beginning of period	$178,689	$135,353
Cash at end of period	$135,353	$90,863

	Half Year Ended June 30, 2020	Half Year Ended June 30, 2019
Net cash used in operating activities	$(232,308)	$(203,682)
Net cash provided by investing activities	$31,500	$314,114
Net cash provided by financing activities	$300,000	$48,271
Cash at beginning of period	$90,863	$135,353
Cash at end of period	$190,055	$294,056

Net Cash Used in Operating Activities

For the year ended December 31, 2018, net cash used in operating activities was primarily the result of $23,053 in prepaid assets and $100,902 in accrued expenses, increased by $25,592 in net unrealized loss on our investments in Atlanta Landsight LLC and UCF Development LLC.

For the year ended December 31, 2019, net cash used in operating activities was primarily the result of management fees and professional fees.

For the half year ended June 30, 2020, net cash used in operating activities was primarily the result of management fees and professional fees.

Net Cash Used in Investing Activities

For the year ended December 31, 2018, net cash used in investing activities was primarily the result of $1.9 million in investments in Atlanta Landsight LLC and UCF Development LLC, reduced by $1.2 million in repayments due to those portfolio properties.

For the year ended December 31, 2019, net cash provided by investing activities was primarily the result of $1.9 million in investments in Atlanta Landsight LLC and UCF Development LLC and $0.4 million in new loans to related parties, reduced by $2.6 million in repayments due to those portfolio properties.

For the half year ended June 30, 2019, net cash provided by investing activities was primarily the result of $0.6 million in investments in Atlanta Landsight LLC; $0.4 million in new loans to related parties; $0.05 million in new loans to third parties, reduced by $1.3 million in repayments due to those portfolio properties and the repayment of the $0.05 million in new loans to third parties.

For the half year ended June 30, 2020, net cash provided by investing activities was primarily the result of $0.5 million in investments in Atlanta Landsight LLC and $0.4 million in new loans to third parties, reduced by $0.9 million in repayments due to those portfolio properties.

Net Cash Provided by Financing Activities

For the year ended December 31, 2018, net cash provided by financing activities was primarily due to net proceeds of $1.1 million in contributions by limited partners in an IPO in closed in October 2018.

For the year ended December 31, 2019, net cash provided by financing activities was solely due to a refund of back-up withholding from the U.S. Internal Revenue Service on behalf of our limited partners.

For the half year ended June 30, 2019, net cash provided by financing activities was due to the proceeds from a refund of back-up withholding from the U.S. Internal Revenue Service on behalf of our limited partners.

For the half year ended June 30, 2020, net cash provided by financing activities was due to the proceeds from the sale of the Series A Preferred Units.

Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management as of the last day of our preceding fiscal year. Management fees for the periods ended December 31, 2018 and 2019 were $155,221 and $164,488, respectively. Management fees for the half year ended June 30, 2019 and 2020 were $86,487 and $90,475, respectively.

In addition, we lease space from an unaffiliated third party at 2299 Perimeter Park Drive, Suite 120 in Atlanta. Rent was paid monthly at $2,035 through November 1, 2019, and increased to $2,096 for the next twelve months. Pursuant to the terms of the lease, we have provided a deposit of $2,189 to the landlord.

Off Balance-sheet Arrangements

The Partnership doesn’t have any off balance-sheet arrangements.

Results of Operations

Year Ended December 31, 2018

During the year ended December 31, 2018, we invested an additional $1,866,982 into our portfolio investments:

●	$1,666,982 into Atlanta Landsight LLC
●	$200,000 into UCF Development LLC

We received a return of investment of $1,193,492 during this period from Atlanta Landsight LLC.

Our unrealized losses during this period from our portfolio investments totaled $25,292:

●	$79,239 loss from Atlanta Landsight LLC
●	$53,647 gain from UCF Development LLC

Atlanta Landsight LLC purchased four properties and sold three properties during this period. Atlanta Landsight LLC had $108,869 of realized gain and $57,286 of unrealized gains. We recorded this gain as a combined unrealized loss of $79,239 for the period. UCF Development LLC had $188,108 unrealized loss during this period. In addition, our unrealized gains during this period included accrued but unpaid interest.

Our operational expenses were $241,089 during this period, consisting principally of management fees paid to our general partner, and professional fees.

During the year ended December 31, 2018, we recorded a net decrease in net equity of $261,487.

Year Ended December 31, 2019

During the year ended December 31, 2019, we invested an additional $2,331,009 into our portfolio investments:

●	$1,881,009 into Atlanta Landsight LLC
●	$50,000 into UCF Development LLC
●	$400,000 into debt investments

We received a return of investment of $2,635,000 from our subsidiaries during this period:

●	$2,635,000.00 was received from Atlanta Landsight LLC

Our unrealized gain during this period from our portfolio investments totaled $744,001:

●	$636,001 gain from Atlanta Landsight LLC
●	$108,000 gain from UCF Development LLC
●	$0 from debt investment

Atlanta Landsight LLC purchased three properties and sold five properties during this period. Atlanta Landsight LLC had $41,138 of realized loss and $677,139 of unrealized gains. We recorded this gain as a combined unrealized gain of $636,001 for the period. UCF Development LLC had $108,000 unrealized gain during this period. In addition, our unrealized gains during this period included accrued but unpaid interest.

Our operational expenses were $382,808 during this period, consisting principally of management fees paid to our general partner, and professional fees.

During the year ended December 31, 2019, we recorded an increase in net equity of $373,884.

Half Year Ended June 30, 2019

During the half year ended June 30, 2019, we invested an additional $620,886 into our portfolio investments:

●	$520,886 into Atlanta Landsight LLC
●	$50,000 into UCF Development LLC
●	$50,000 into debt investments

We received a return of investment of $1,335,000 from our investees during this period:

●	$1,285,000 was received from Atlanta Landsight LLC
●	$0 was received from UCF Development LLC
●	$50,000 was received from debt investments

Our unrealized gain during this period from our portfolio investments totaled $193,309:

●	$193,309 gain from Atlanta Landsight LLC
●	$0 gain from UCF Development LLC

Atlanta Landsight LLC purchased one property and sold two properties during this period. Atlanta Landsight LLC had $100,517 of realized gain and $92,791 of unrealized gains. We recorded this net gain as a combined unrealized gain of $193,301 for the period. UCF Development LLC had no realized or unrealized gains/losses during the period.

Our operational expenses were $211,769 during this period, consisting principally of management fees paid to our general partner, and professional fees.

During the half year ended June 30, 2019, we recorded a decrease in net equity of $13,698.

Half Year Ended June 30, 2020

During the half year ended June 30, 2020, we invested an additional $1,607,350 into our portfolio investments:

●	$1,607,350 into Atlanta Landsight LLC
●	$0 into UCF Development LLC (became dormant)
●	$0 into debt investments

We received a return of investment of $896,052.14 from our investees during this period:

●	$884,000.00 was received from Atlanta Landsight LLC
●	$12,052.14 was received from UCF Development LLC (became dormant)

Our unrealized loss during this period from our portfolio investments totaled $1,139,739:

●	$1,139,739 from Atlanta Landsight LLC
●	$0 gain from UCF Development LLC (became dormant)
●	$0 gain from debt investment

Atlanta Landsight LLC purchased one property and sold two properties during this period. Atlanta Landsight LLC had $472,608 of realized loss and $661,131 of unrealized loss. We recorded this net loss as a combined unrealized loss of $1,139,739 for the period. UCF Development LLC was dissolved and all its gains and losses were absorbed by Atlanta Landsight LLC during this period. In addition, our unrealized gains during this period included accrued but unpaid interest amounting to $26,752 on our loan portfolio.

Our operational expenses were $226,532 during this period, consisting principally of management fees paid to our general partner, and professional fees.

During the half year ended June 30, 2020, we recorded a decrease in net equity of $1,390,915.

Trend information

The following discussion covers some significant trends affecting our business, in our industry, or to the macro economy, since the last fiscal year, which had impacts on our operations. It also covers known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operation for the current fiscal year of 2020.

Public trading of our common units and its impact on our business operation

On October 31, 2019, we qualified to be quoted on OTC markets. On January 02, 2020, our common units began being quoted on the OTCQX, the Best Market of OTC Markets.

We believe that clearance by FINRA and the quoting of our units on OTCQX will have significant impact on our business operations in the year of 2020 and the years to follow. First of all, we now have the option of raising capital via PIPE deals (private placement of public equity) to meet our operational needs. If we are able to raise funds via pipe deals, as to which there is no assurance, this will provide available capital which has not been available as a funding source to the Partnership during the past two years.

Secondly, we believe it will enable us to acquire properties by issuing new units, possibly preferred units and/or restricted units, instead of cash for all or part of the acquisition cost. This will reduce our cash outflow, and the capital saved can be used on renovation/remodeling/rebuilding of the acquired properties.

Impact of COVID-19 on national and local real estate markets

COVID-19 pandemic has had a huge impact on real estate markets. In the two metropolitan areas where we conduct our business, the City of Atlanta had been under lock-down since March 17, 2020 followed by a lockdown of the whole state of Georgia since April 01, 2020 and the State of Texas had been under lockdown since March 19, 2020. These lockdown orders placed most businesses on halt and is expected to hurt the economy and, eventually, the real estate market.

Commercial properties in Atlanta were impacted immediately. According to a report released April 20 by Atlanta consulting firm, Bleakly Advisory Group, the corona virus pandemic may push retail vacancy across metro Atlanta to 40%, creating an unprecedented challenge for mall owners and other landlords. Socially driven businesses, such as restaurants, lounges and clubs, also have experienced record-breaking economic losses. We believe this in turn will hurt the landlords of commercial properties that lease properties to those businesses.

Generally, residential real estate prices have remained at the same level. But the number of sales of residential properties have decreased. The reason, according to data of several independent sources, was that supply dropped even faster than demand. This led to a temporary balance of supply and demand at the same price level.

We believe that this balance is not sustainable, because economic impact of COVID-19 is not temporary and hence the buyers will not return soon. We have observed the trend of market adjustment in the last few weeks before the end of first half of year 2020.

However, the impact of Covid-19 may help our business in a relative sense. On April 30, 2020, a research report issued by Zacks Small-cap Research (https://finance.yahoo.com/news/ucasu-thinking-past-uncertainty-invest-090000970.html) praised our company, concluding that “UC Asset combines an experienced management team with an attractive investment track record, backed by a stable base of long-term investors, and it is well positioned to both manage through the slowdown and leverage opportunities on the other side.”

Our Strategy to Counter against and Benefit from the Impact of COVID-19

On April 20, 2020, we closed two transactions liquidating two properties to cash buyers, at prices substantially lower than their current book values. The Partnership made this decision based on management’s best-effort projection of real estate market in US generally and in Atlanta specifically, under the impact of the pandemic of COVID-19.

Management believes that it served the best interest of the Partnership and its shareholders to liquidate these properties now, because 1) the Partnership had entered into a drought of sales due to COVID-19 pandemic and its cash reserves had decreased to a risky level; 2) management believes that the real estate market will enter into a bearish period due to COVID-19 pandemic, and the Partnership may not be able to liquidate those properties at better prices in foreseeable future; 3) the Partnership has other investments and investment opportunities that are believed to be more promising than those liquidated properties; and 4) the Partnership has formulated a business plan to capitalize opportunities in a projected bearish real estate market, and it needs cash to execute on its business plan.

As further measures to counter the impact of the pandemic, the Company, through its investee, made some properties available for rent to generate cash flow. We also rented out one additional property in the first quarter. By and as of the end of first half of 2020, we had four properties generating stable monthly rental incomes.

We have also launched a new business strategy to acquire income-producing properties which have temporary difficulties generating income and paying their mortgage. We named this new strategy “Pandemic Mortgage Bailout Program”.

In June 2020, we closed the first transaction under the program. This transaction involves a rental property with a market value of $850k. The current owner was earning a profit from the property prior to the pandemic, but has not collected rent for 5 months. The outstanding mortgage is slightly over $400k. UC Asset, through its Atlanta Landsight investee, will step in to absorb the remaining mortgage balance and make a cash payment to reimburse the initial down payment of the current owner. In return we will have the right to acquire the property at $1 when the mortgage is paid off. Overall, we have acquired rights to the property using minimal cash and at a cost far below that which we may have paid a few months ago.

We are looking to close more deals under our Pandemic Mortgage Bailout Program.

Item 3. Properties.

The following table provides information of general character of our principal physical properties, grouped under 4 categories on basis of the various investment strategies we have applied in acquiring them. All the properties are owned indirectly by the Partnership through its investee Atlanta Landsight LLC. Atlanta Landsight LLC owns each of the properties in fee simple and there is no debt on the properties, except for a construction loan of $386,000 (as of June 30, 2020) at a local bank.

Business Purpose	Numbers of Properties	Locations	Total Fair Market Value	Total Monthly Rent
Residential for Sale or Sold	2	Atlanta, GA	$915,000	--
Residential for Rent	3	Atlanta, GA & Greensboro, NC	$2,322,350	$12,100
Residential under Development	4	Atlanta, GA	$2,362,450	--
Farmland	1	Dallas, TX	$1,088,000	--
TOTAL			$6,687,800	$12,100

The fair market value of our residential properties is determined by our management utilizing a related party. However, the methods used by the management, as well as the results, have been reviewed and approved by an independent and licensed third party (Brandon Atkins from Keller Williams, Atlanta Perimeter office). The fair market value of our farmland property is solely based on the valuation by an independent and licensed third party(Michelle Godwin from Valuright Appraisal, Inc.)

COVID-19 Disclosure

To the knowledge of our management, we do not see and/or foresee any other specific impacts of COVID-19 on our properties that are material enough to require disclosure, besides those we have already disclosed and discussed in the section Trending Information of Item 2 in this filing. Specifically, all of our leases have been fully paid, and none of our tenants have made any rent relief requests.

We will keep monitoring the development of COVID-19 pandemic and will disclose in timely manner any specific and material impacts of COVID-19 on our properties, including but not limited to if any of our lease will not be fully paid, or if any of our tenants may make any rent relief requests, in our future filings.

More Detailed Discussion of Our Properties Listed in Above Table

By and as of June 30, 2020, our principal physical properties include 9 residential properties and 1 piece of farmland. With one exception, all of our residential properties are located in metropolitan Atlanta, GA, mostly in growing suburban areas surrounding downtown Atlanta. Out of the 8 properties in metropolitan Atlanta, 6 are detached single-family houses, 1 is lot zoned for detached house, and 1 is small multi-family property. We also own a detached single-family house in Greensboro, NC.

Two of our detached single-family houses were either already sold under contract or going to be sold, by June 30, 2020. Both sales will be closed in August 2020. Net proceeds from those two sales will be approximately $915,000.

Three of our detached single-family houses are currented rented out, including two in northern suburban area of Atlanta, and one in north-western suburban area of Greensboro. The Atlanta properties are on 12-month lease with option to annual renew. The Greenboro property lease expires on June 20, 2021, and it includes a lease-buy term giving the tenant an option to buy the property at $500,000 before the date of expiration, which is July 21, 2021. The total value of fair market value of these three properties is approximately $2.32 million, and the monthly rent income generated from these three properties add up to $12,100. Annual gross rent income equals approximately 6.2% of the total fair market value.

Four properties are residential under development. According to our business plan as of June 30, 2020: 1) one multiple-family property in an underdeveloped community in southern suburban Atlanta may be torn down and rebuilt into multiple-family property for sale or for rent; 2) one lot in a growing community in southern suburban Atlanta may be developed into a single house for sale or for rent; and 3) two detached single-family properties in northern suburban Atlanta may be renovated for sale or for rent. Fair market value of these properties adds up to approximately $2.36 million.

In September 2016, we purchased 76% of a 72.53-acre farmland located within the township of Farmersville, Texas, in Collin County, located in the northeast quadrant of the Dallas Metropolitan Area. In February 2018, we purchased the remaining 24% of this property and we now own 100% of this land through our investment, Atlanta Landsight LLC.

The purchase price in September, 2016 for the Farmersville property was $805,216. The total historical cost for us on this property (including commissions, taxes, consulting fees etc.) is approximately $860,000, as of June 30, 2020.

The value of our Farmersville, TX property is solely based on the valuation by independent and licensed third parties. The most up-to-date appraisal report valued the property at $1,088,000.00 as of December 19, 2019. This report was provided by Michelle Godwin from Valuright Appraisal, Inc.

Our goal is to develop the Farmersville property into a high-end residential community of approximately 40 to 45 high-end residential homes. We have hired a local engineering company to work on concept plans of development. By June 30, 2020, two variants of conceptual plans were created, reviewed and revised. Based on those conceptual plans, the property will be developed into 43-44 lots of a minimum of one acre.

Our farmland property is a 72 acre farmland located in Farmersville, TX, nearby downtown Dallas. We may rezone this property and develop it into 42 to 44 residential single-family houses. However, the total development cost may range between $12 million to $22 million. We currently do not have the necessary capital to develop this land. As of June 30, 2020, our strategy on this property is to hold it and see if we may be able to raise enough capital to develop it, but don’t exclude the possibility of liquidating it. On September 9, 2020, the Company announces that it has entered into an LOI to sell this property for $1.3 million.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

As of and by the date we filed our registration statement, which was September 18, 2020, there were no person to our knowledge beneficially owns more than 10% of our common units. Neither the managing member nor the member of majority interest of our general partner beneficially owns any of our common units. The general partner is entitled to 20% of all distribution to be made by the Partnership after the common unit holders receive a return equal to the Partnership audited book value See “Distribution”.

On October 07, 2020, our founder and member of majority interest of our general partner, “Larry” Xianghong Wu, acquired via a private deal 172,953 of common units of our company. This transaction is disclosed in Form 4 filed on October 14, 2020.

As of the by the date of filing of this amendment, the security ownership of certain beneficial owners and management of our company is listed as below:

Beneficial Owner	Title	Security	Amount	Percentage of Same Type of Securities
Xianghong Wu	Majority Owner of General Partner	Common Units	172,953	3.07%

Item 5. Directors and Executive Officers.

The operation of our partnership is managed by our general partner. We do not have any directors, officers, or significant employees. The following are key manager of our general partner and their respective ages and positions as of July 1, 2020. As the member of majority interest of our general partner, Dr. Wu contributes his time and services to our general partner as an owner rather than an employee.

Name	Position	Age	Since
Gregory Bankston	Managing Member	47	formation in January 2016
“Larry” Xianghong Wu	Member of Majority Interest	50	formation in January 2016

Mr. Gregory Bankston has served as managing member of UCF Asset LLC since its formation in January 2016. Between 2013 and 2016, he founded and operated Real Estate Butlers. Prior to then, he was a co-owner of Bankston Brokers, formerly known as Bankston Realty, since 2010. Mr. Bankston is a member of Atlanta Board of Realtors, the Georgia Association of Realtors, and the National Association of Realtors.

Dr. “Larry” Xianghong Wu has been the member of majority interest of UCF Asset LLC since its formation in January 2016. Between 2012 and 2016, he was the founder and chief executive officer of Shanghai Heqing Asset Management LP, a limited partnership based in Shanghai, China, focused on Chinese investments in the U.S., particularly real estate. Between 2011 and 2012, he was chief executive officer of EHE Capital, a Chinese PE fund managing a portfolio of approximately $1 billion from 2011. Prior to then, he worked at Cisco Systems, Inc. between 2009 and 2011 as a vice president in charge of Cisco’s strategic business transformation in China. Dr. Wu has served as policy advisor and counselor to the Chinese government and officials. He also served as a Board Member of Finance and Investment of the Capital Club in China from 2009 to 2013.

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any affiliate and, in the general partner’s sole discretion, admit the affiliate as an additional or substitute general partner.

Audit Committee

Our Company is a limited partnership and is not required to set up a board of directors. However, we are still required by the rule of OTCQX to set up an Audit Committee.

In February 2019, the Company resolved to establish an Audit Committee. Starting from July 01, 2019, we have admitted two Audit Committee members who both are independent. Herein the meaning of “independent” follows the guidelines published by OTC Market Group Inc.

The two members are:

Harris Miller is a prominent American politician, businessman, and lobbyist. Miller served as president of the Information Technology Association of America and the World Information Technology and Services Alliance (WITSA) for 12 years. He ran for US Senate in 2006 and lost to Jim Webb in the Commonwealth of Virginia. Mr. Miller received a political science master’s degree from Yale University in 1975.

For a detailed biography of Harris Miller, please see: https://en.wikipedia.org/wiki/Harris_Miller

Li Zheng is currently president of Techtop Industries Inc., an electric motor manufacturer based in Atlanta, GA, which Li co-founded in 2008 with extended family members. Before founding and operating Techtop, Li worked as an environmental engineer, and spent 10 years on academic research and consulting for various water resources and sustainable development projects in the western United States, Northern China, Tibet Plateau, and the mountainous regions of Nepal and India. Li has also been serving as a board member of non-profit Atlanta Young Singers since 2015. Li obtained his Ph.D. degree in Water Resources Engineering from the University of Notre Dame in 1997.

Item 6. Executive Compensation.

The operation of our partnership is managed by our general partner, UCF Asset LLC. Our partnership does not have any directors or officers who receive compensation other than the Audit Committee members.

We pay management fees quarterly to our general partner. Management fees are calculated at 2.0% of assets under management as of the last day of our preceding fiscal year. The fee is paid quarterly. Management fees for the periods ended December 31, 2018 and 2019 was $155,221 and $164,488, respectively. Management fees for the half year ended June 30, 2020 were $90,575.28. In addition, the General Partner will receive approximately 20% of all distributions the Partnership makes above a “hurdle rate”. See “Distributions”.

We also pay our Audit Committee members $7,000 each annually.

In addition to the management fee, we reimburse the general partner for standard expenses it may incur in managing the Partnership in accordance with our limited partnership agreement. These reimbursable expenses include: organizational expenses; fees for accountants, attorneys, auditors, and other professionals; expenses associated with partnership taxation reporting; operational expenses including insurance, valuation reports, and real estate brokerage commissions; and government filing fees and costs.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

We utilize the real estate brokerage services of Liz Bankston of Bankston Brokers to acquire and sell properties in the Atlanta area. Mrs. Bankston is the wife of Gregory Bankston, the managing member of our general partner. Our working relationship with Liz Bankston is not exclusive, and we have worked with other brokers from time to time. In 2019, we paid Mrs. Bankston approximately $31,152 as commissions for acting as broker in connection with five real estate transactions. We believe the sales commissions paid to Mrs. Bankston are at or less than the standard market rate.

In June 2019, we advanced $100,000 to our general partner. This advance carries a 0.25% monthly interest rate and maturity date of June 10, 2021 or upon the LP having raised an additional $20,000,000 in capital. This advancement was made to empower the general partner to carry on the business plan of converting the Company into a Qualified Opportunity Zone. However, the plausibility of such conversion has considerably dropped since the advance. Since then, $50,000 of the advancement, plus interest of $1,500, has been paid back by the general partner prior to its due date. The rest of the loan will be paid back using a payment schedule, through which the principal amount will carry a 1% quarterly interest rate. The general partner will pay 10% of its management fee back to the Partnership quarterly, until all the principal and accumulated interests are paid off.

In April 2019, we loaned $300,000 to a third party, which then acquired a 10% economic interest in our general partner. This note carried a 5.6% annual interest rate in 2019, 8% annual interest rate for 2020 and 10% annual interest rate for 2021 and a maturity date of March 31, 2021, in a single lump sum. In March 2020, in consideration of the COVID-19 pandemic, we reached an agreement with this third party to keep the introductory rate of 5.6% for the year of 2020.

Item 8. Legal Proceedings.

To our knowledge there are no material pending legal proceedings against the Company at this time.

Item 9. Market Price of and Dividends on Our Common Units and Related Stockholder Matters.

Starting from the date of January 02, 2020, our common units have been quoted on OTCQX under the symbol UCASU. OTCQX quotations, as over-the-counter market quotations, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The high and low common unit sales per unit were as follows:

	First		Second		Third		Fourth
	Quarter		Quarter		Quarter		Quarter		Full Year
2020
High		$2.20		$2.36		$--		$--		$--
Low		$1.88		$0.215		$--		$--		$--
2019
High	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a
Low	$		$		$		$		$
2018
High	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a
Low

As of and by the date of January 02, 2020, we have 80 holders of our common units.

We paid a $0.05/unit dividend to our common unit holders for the fiscal year of 2018. We may pay dividend to our common unit holders in the future, at the sole discretion of our general partner, on basis of their judgment on our business matters.

As of June 30, 2020, there were no securities of our partnership authorized for issuance under equity compensation plans.

Item 10. Recent Sales of Unregistered Securities.

On March 2, 2020 we sold 166,667 Series A preferred units to one purchaser for a total consideration of $300,000. These units were sold on a private basis, no underwriter was involved with the sales and no commissions were paid in connection with such sales.

The Series A units were sold to an “accredited investor.” The Series A units issued by the Partnership are deemed “restricted securities” within the meaning of that term as defined in Rule 144 of the Securities Act and have been issued pursuant to the “private placement” exemption under Section 4(2) of the Securities Act. This transaction did not involve a public offering of securities. Investors who purchased securities in the private placement had access to information on the Partnership necessary to make an informed decision. The Partnership has been informed that the purchaser is able to bear the economic risk of this investment, they are aware that the securities were not registered under the Securities Act, and they have been notified that the securities cannot be re-offered or re-sold unless the securities are registered or are qualified for sale pursuant to an exemption from registration.

Neither the Partnership nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising.

The purchaser represented in writing that he acquired the securities for his own accounts and not with the view to, or for resale in connection with any distribution. A legend was placed on the certificate issued stating that the securities are restricted, they have not been registered under the Securities Act and they cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

Item 11. Description of Registrant’s Securities to be Registered.

General

The following is a summary of the rights of our common units, key provisions of our limited partnership agreement, and certain tax consequences of our partnership and being a limited partner.

Common Units

Common units represent limited partner interests in our partnership. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our limited partnership agreement. For a description of the rights and privileges of limited partners under our limited partnership agreement, including voting rights, please read “Limited Partnership Agreement” below.

Transfer Agent

As of the date of this registration statement our transfer agent is Island Stock Transfer.

Limited Partnership Agreement

Our limited partnership agreement, as amended from time to time, is the governing instrument establishing the terms and conditions pursuant to which our partnership will conduct business. Our limited partnership agreement also establishes the rights and obligations between and among the limited partners and our general partner, as well as other important terms and provisions relating to our partnership.

The following is a summary of our limited partnership agreement. A copy of our limited partnership agreement is included as an exhibit to the offering statement of which this Offering Circular forms a part. This summary is qualified by reference to the exhibit containing our complete limited partnership agreement.

Profits and Losses

Losses for any fiscal year shall be allocated among the limited partners in proportion to their capital account balances, until the balance of each capital account equals zero. Thereafter, all losses shall be allocated in accordance with each limited partner’s respective percentage interest in our partnership. Profits will first be allocated pro rata to the limited partners in accordance with the amount of losses previously allocated if such previous losses were not offset by profits. Thereafter, profits shall be allocated in accordance with actual distributions as described below. The General Partner participates in the profits of the Partnership at a rate of 20% above a 10% annualized return to the Limited Partners: increasing to 40% of the profits above an 18% annualized return to the Limited Partners.

Distributions

Except as provided elsewhere in our limited partnership agreement, net cash flow of the Partnership with respect to each disposed portfolio investment shall be distributed to the partners at the discretion of the general partner, in the following order:

(i)	First, 100% to the limited partners in proportion to their respective percentage interests, calculated at the time of such distribution, until the limited partners have received an aggregate amount equal to the annual rate of return (non-compounding) of the audited book value for the fiscal year immediately preceding such distribution.
(ii)	Second, 100% to our general partner until the cumulative distribution to our general partner pursuant to this clause (ii) equals twenty percent (20%) of the total amounts distributed pursuant to clause (i) and this clause (ii), in each case, attributable to such portfolio investment (including any capital contributions used to fund fees and expenses with respect to such portfolio investment) and all other portfolio investments that have been previously disposed of (and not previously recouped) in the same fiscal year.
(iii)	Third, 80% to the limited partners in proportion to their respective percentage interests and 20% to our general partner.

Voting Rights

The limited partners will have no right to participate in the management of our partnership and will have limited voting rights. Limited partners shall have the right to vote only on the following matters:

Removal of General Partner for Cause

The limited partners, by an affirmative vote of limited partners representing more than 66 2/3% of the outstanding units, shall have the right to remove our general partner where (i) our general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment; or (ii) our general partner has willfully and materially breached our limited partnership agreement. An action for removal also provides for the election of a substitute general partner by the limited partners.

Amendment of Limited Partnership Agreement

Our limited partnership agreement may be amended or modified by the limited partners representing at least a majority of the outstanding units; provided, however, that our limited partnership agreement may be amended by our general partner without the consent of the limited partners (i) in any manner that does not materially adversely affect the limited partners, individually or collectively, (ii) to effect any changes required by any governmental body or agency, or (iii) to comply with any applicable laws or regulations; provided further, that there shall be no amendment that (i) would materially reduce the rights, or increase the obligations, of a limited partner unless the amendment (A) is consented to by such limited partner or (B) by its terms applies to all limited partners; or (ii) (A) increases a limited partner’s capital commitment or (B) imposes personal liability upon a limited partner for any debts or obligations of our partnership unless, in each case, the amendment is consented to by such limited partner.

Consent of Limited Partners

In any circumstances requiring the approval or consent of the limited partners, a failure to respond in the time specified by our general partner, which time shall not be less than 15 days, shall constitute a vote and consent to approve the proposed action.

Annual Meetings

Our general partner shall specify the time and place of each annual meeting of the partners. Special meetings may be called only by our general partner or by the limited partners representing at least a majority of the outstanding units. Notice of such meetings shall be provided not less than ten (10) calendar days nor more than sixty (60) calendar days before the date of the meeting, to each record holder entitled to vote at such meeting.

List of Limited Partners Entitled to Vote

A complete list of limited partners entitled to vote at any meeting of the partners shall be open to the examination of any limited partner, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days before the meeting, at the principal place of business of our partnership.

Tax Information Returns to Limited Partners

Our partnership shall use commercially reasonable efforts to provide to each limited partner and, to the extent necessary, each former limited partner, Internal Revenue Service Schedule K-1 with respect to such fiscal year by April 15th of the calendar year immediately following the end of each fiscal year.

No Right to Repurchase or Redemption of Units.

Our limited partnership agreement does not provide for the repurchase or redemption of units.

Death, Disability, Incompetency or Bankruptcy of a Limited Partner

In the event of the death, disability, incapacity or adjudicated incompetency of a limited partner or if a limited partner becomes bankrupt, his, her or its rights as a limited partner to share in our partnership’s distributions and allocations and to assign his, her or its interest or cause the substitution of a substituted limited partner will transfer to his, her or its personal representative, administrator, guardian, conservator, trustee in bankruptcy or other legal representative.

Limits on General Partner’s Liability

Our general partner shall be fully protected and indemnified by our partnership against all liabilities and losses suffered by our general partner (including attorneys’ fees, costs of investigation, fines, judgments and amounts paid in settlement, actually and reasonably incurred by our general partner in connection with such action, suit or proceeding) by virtue of its status as general partner with respect to any acts or omissions, except for gross negligence, criminal misconduct, or willful misconduct.

Other Activities of General Partner

Our general partner shall devote such time as reasonably necessary to manage our partnership’s business affairs. Subject to the other express provisions of our limited partnership agreement, our general partner, at any time and from time to time may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ventures in competition with our partnership, with no obligation to offer to our partnership or any limited partner the right to participate therein,

Dissolution of the Partnership

Our partnership shall be dissolved upon the first to occur of the following events: (i) an election to dissolve our partnership by our general partner that is approved by limited partners representing at least a majority of the outstanding units, (ii) the sale, exchange, or other disposition of all or substantially all of partnership assets, (iii) our partnership ceasing to have any limited partners, or (iv) the entry of a decree of a judicial dissolution of our partnership.

Power of Attorney

By becoming a party to our limited partnership agreement, each limited partner will appoint our general partner as his, her or its attorney-in-fact and empower and authorize our general partner to make, execute, acknowledge, publish and file on behalf of such limited partner in all necessary or appropriate places, such documents as may be necessary or appropriate to carry out the intent and purposes of our limited partnership agreement.

Accounting Records and Reports

Our partnership may engage an independent accountant or accounting firm, in the discretion of our general partner, to act as the accountant for our partnership and to audit our partnership’s books and accounts as of the end of each fiscal year. As soon as practicable after the end of such fiscal year, our general partner shall provide to each limited partner a balance sheet and an income statement of our partnership as of the end of and for such fiscal year. Upon inquiry, limited partners may be given access to additional information at the general partner’s discretion. Additional information made available to any limited partner will be made available to each other limited partner making a similar request; provided, that no information is confidential or proprietary as to a limited partner.

Tax Matters

Our general partner is designated as the Tax Matters Partner, who is authorized and required to represent our partnership in connection with all tax audits, examinations and investigations of the affairs of our partnership by any federal, state or local tax authorities, including any resulting administrative and judicial proceedings. Our general partner shall keep all partners reasonably informed of the progress of any tax audit, examination or investigation.

Undertakings

Our partnership undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with the general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the general partner or its affiliate for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

Taxation

The following is a summary of certain relevant federal income tax considerations resulting from an investment in our partnership, but does not purport to cover all of the potential tax considerations applicable to any specific purchaser. Prospective investors are urged to consult with and rely upon their own tax advisors for advice on these and other tax matters with specific reference to their own tax situation and potential changes in applicable law.

Taxation of Undistributed Fund Income

Under the laws pertaining to federal income taxation of limited partnerships, no federal income tax is paid by our partnership as an entity. Each individual limited partner reports on the limited partner’s federal income tax return the distributive share of partnership income, gains, losses, deductions and credits, whether or not any actual distribution is made to the limited partner during a taxable year. Each individual limited partner may deduct the limited partner’s distributive share of partnership losses, if any, to the extent of the tax basis of the limited partner’s interests at the end of the year in which the losses occurred. The characterization of an item of profit or loss will usually be the same for the limited partner as it was for our partnership. Since individual limited partners will be required to include partnership income in their personal income without regard to whether there are distributions of partnership income, limited partners may become liable for federal and state income taxes on partnership income even though they have received no cash distributions from our partnership with which to pay such taxes.

Tax Returns

We will provide limited partners sufficient information from our partnership’s informational tax return for limited partners to prepare their individual federal, state, and local tax returns. Our informational tax returns will be prepared by certified public accountants selected by our general partner.

Series A Preferred Units

Preferred Dividends

The holders of the Series A preferred units will receive an annual dividend of $0.09 per unit. The preferred units shall not be entitled to share in any other dividends that are distributed to any other class of units.

Voting Rights

The Series A preferred units shall be entitled to no voting rights.

Ranking

The Series A preferred units shall be senior to the common units with respect to dividends, distributions and payments on liquidation.

Redemption at the option of the holder

The Series A preferred units shall be redeemed at the option of the holder for $.50 per share at any time the common units fall below $.50 per share on the common units’ trading platform, consecutively for a minimum of 20 straight trading days.

Conversion

After 12 months from the initial issuance the holders of the Series A preferred units shall be entitled to convert them to common units, based on a formula tied to the current trading price of the common units.

Limitation on Sale Price

This Series A preferred units shall not be offered, and any conversion units shall not be set lower than the book value per common unit based on the last audited financial statement.

Item 12. Indemnification of Directors and Officers.

Section 3.06 of our current Limited Partnership Agreement provides indemnification to our covered persons, to the fullest extent permitted by law. Covered persons including our General Partner, its affiliates, or their respective members, partners, officers, directors, employees, shareholders, agents, and managers of each of them. This indemnification is provided against any and all claims, demands, damages, liabilities, costs, expenses, including legal fees, losses, suits, proceedings, and actions, whether judicial, administrative, investigative, or otherwise, of whatever nature, known or unknown, liquidated or unliquidated, that may accrue to or be incurred by any covered person, or in which any covered person may become involved, as a party or otherwise, or with which any covered person may be threatened, relating to or arising out of the investment or other activities of our partnership, or activities undertaken in connection with the partnership, or otherwise relating to or arising out of our Limited Partnership Agreement, including amounts paid in satisfaction of judgments, in compromise or as fines or penalties, and counsel fees and expenses incurred in connection with the preparation for or defense or disposition of any investigation, action, suit, arbitration, or other proceeding, whether civil or criminal (all of such Claims, amounts and expenses covered by this Section 3.05(d) are referred to collectively as “Damages”), except to the extent that such Damages arose from disabling conduct to which such covered person has pleaded guilty or nolo contendere, or it shall have been determined by a court of competent jurisdiction in a final judgment that such Damages arose from a disabling conduct of such covered person.

Notwithstanding the foregoing, a covered person will only be eligible for indemnification for claims relating to or arising out of transactions or covered actions that took place during the time such Covered Person was a shareholder, officer, director, employee, agent, partner, member, or manager of any of the General Partner or any of its affiliates. The satisfaction of any indemnification and any saving harmless shall be from and limited to partnership assets, and no partner shall have any personal liability on account thereof.

Expenses incurred by a covered person in defense or settlement of any claim that may be subject to a right of indemnification hereunder shall be advanced by the Partnership, in the sole discretion of the General Partner, prior to the final disposition thereof upon receipt of an undertaking by or on behalf of the covered person to repay the amount advanced to the extent that it shall be determined ultimately by a court having appropriate jurisdiction in the decision that is not subject to appeal, that such covered person is not entitled to be indemnified hereunder.

In the event any covered person becomes involved in any capacity in any action, proceeding, or investigation brought by or against any person in connection with any matter arising out of or in connection with the Partnership’s business or affairs and to which such covered person may have a right to indemnification hereunder, the Partnership will periodically reimburse such covered person for its legal and other expenses (including the cost of any investigation, preparation, defense, or settlement thereof) incurred in connection therewith prior to the final disposition thereof, provided, that such covered person shall promptly repay to the partnership the amount of any such reimbursed expenses paid to it if it shall ultimately be determined, by a court having appropriate jurisdiction in the decision that is not subject to appeal, that such covered person is not entitled to be indemnified by the partnership in connection with such action, proceeding, or investigation as a result of disabling conduct.

Any covered person entitled to indemnification from the Partnership hereunder shall obtain the written consent of the General Partner prior to entering into any compromise or settlement which would result in an obligation of the Partnership to indemnify such Person if such covered person is other than the General Partner. Additionally, if liabilities arise out of the conduct of the affairs of the Partnership and any other person for which the person entitled to indemnification from the Partnership hereunder was then acting in a similar capacity, the amount of the indemnification provided by the Partnership shall be limited to the Partnership’s proportionate share thereof as determined in good faith by the General Partner in light of its fiduciary duties to the Partnership and the shareholders.

Item 13. Financial Statements and Supplementary Data.

Financial statements and applicable supplementary data required by this Form are included herein as a separate section of this Form 10 beginning on page F-1 and are incorporated in this Item 13 by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no changes in certifying accountants and there have been no disagreements with accountants in the two most recent fiscal years or any subsequent interim period.

Item 15. Financial Statements and Exhibits.

(a) Index to Financial Statements

1.1 Financial Statements of 2 years by December 31, 2019

UC ASSET, LP

Balance Sheets

December 31,

	2019	2018
ASSETS
Portfolio investments (Note 3)	$8,667,749	$8,227,738
Property and equipment and other assets, net	51,422	34,047
Cash and cash equivalents	90,863	135,353
Total Assets	$8,810,034	$8,397,138

LIABILITIES AND PARTNERS’ CAPITAL
Accrued expenses	$52,507	$45,098
Partners’ capital, 5,635,306 units issued and outstanding	8,757,527	8,352,040
Total Liabilities and Partners’ Capital	$8,810,034	$8,397,138

The accompanying notes are an integral part of the financial statements

UC ASSET, LP

Statements of Changes in Net Assets

Year ended December 31,

	2019	2018

INCOME
Interest income	$12,670	$5,194
Interest income, related parties	21	-
Total income	12,691	5,194

OPERATING EXPENSES
Management fees	169,560	155,221
Professional fees and other expenses	211,729	83,645
Depreciation	1,519	2,223
Total operating expenses	382,808	241,089
Net investment loss before unrealized gains (losses)	(370,117)	(235,895)

GAINS/LOSSES FROM INVESTMENTS
Net realized and unrealized gains (losses) from investments:
Net unrealized gains (loss) on portfolio investments	744,001	(25,592)
Net realized and unrealized gains (losses)	744,001	(25,592)
Net increase (decrease) in net assets from operations	$373,884	$(261,487)
Net increase in net assets per unit	$0.07	$(0.05)
Weighted average units outstanding	5,635,306	5,000,111

The accompanying notes are an integral part of the financial statements

UC ASSET, LP

Statement of Partners’ Capital

	Limited Partners Units	Limited Partners Amount	General Partner	General Partner Advances	Total Partners’ Equity

BALANCE, January 1, 2018	4,872,654	$7,743,762	$-	$(141,210)	$7,602,552

Contributions	762,652	1,106,128	-	-	1,106,128
Distributions	-	(236,363)	-	-	(236,363)
Repayments of advances to general partner	-	-	-	141,210	141,210
Net change in net assets from operations	-	(261,487)	-	-	(261,487)

BALANCE, December 31, 2018	5,635,306	8,352,040	-	-	8,352,040

Return of limited partner tax distributions	-	48,271	-	-	48,271
Distributions	-	(16,668)	-	-	(16,668)
Net change in net assets from operations	-	373,884	-	-	373,884

BALANCE, December 31, 2019	5,635,306	$8,757,527	$-	$-	$8,757,527

The accompanying notes are an integral part of the financial statements

UC ASSET, LP

Statements of Cash Flows

Year ended December 31,

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets from operations	$373,884	$(261,487)
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities:
Net unrealized (gains) losses on portfolio investments	(744,001)	25,592
Amortization of prepaid expense and deferred rent	-	15,560
Depreciation and amortization	1,519	2,223
Changes in working capital items
Accrued interest receivable	(4,200)	-
Deposits	(1,345)	(1,267)
Prepaid expense	(30,018)	(18,401)
Accrued expenses	7,409	(100,902)
Net cash used in operating activities	(396,752)	(338,682)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio partnerships	(1,931,009)	(1,866,982)
Investments in portfolio loans	(50,000)	-
Investments in portfolio loans, related party	(100,000)	-
Investments in portfolio loans	(300,000)	-
Repayment of investments in portfolio partnerships	2,635,000	1,151,353
Repayments of portfolio loans	50,000	-
Net cash provided by (used in) investing activities	303,991	(715,629)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from partners	-	1,106,128
Distributions to limited partners	-	(236,363)
Return of limited partner tax distributions	48,271	-
Repayment of advances to general partner	-	141,210

Net cash provided in financing activities	48,271	1,010,975

Net decrease in cash and cash equivalents	(44,490)	(43,336)

CASH and cash equivalents, beginning of period	135,353	178,689

CASH and cash equivalents, end of period	$90,863	$135,353

Non-Cash Financing Activities:
None	$-	$-

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the “Partnership”) is a Delaware Limited Partnership formed for the purpose of making capital investments in limited liability companies with a focus on growth-equity investments and real estate. The Partnership was formed on February 1, 2016.

The Partnership is managed by its General Partner, UCF Asset LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The Partnership prepares its financial statements on the accrual basis in accordance with accounting principles generally accepted in the United States. Purchases and sales of investments are recorded upon the closing of the transaction. Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets.

(b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair value measurements

The Partnership records and carries its investments at fair value, defined as the price the Partnership would receive to sell the asset in an orderly transaction with a market participant at the balance sheet date. In the absence of active markets for the identical assets, such measurements involve the development of assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the balance sheet date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations whose inputs are observable or whose significant value drivers are observable

Level 3: Significant inputs to the valuation model are unobservable

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(c) Fair value measurements, continued

The General Partner maintains policies and procedures to value instruments using the best and most relevant data available. In addition, The General partner reviews valuations, including independent price validation for certain instruments. Further, in other instances, independent pricing vendors are obtained to assist in valuing certain instruments.

(d) Cash and equivalents

The Partnership considers all highly liquid debt instruments with original maturities of three (3) months or less to be cash equivalents.

(e) Investments

The Partnership’s core activity is to make investments in real estate limited liability companies. Excess funds are held in financial institutions.

Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

The estimated fair value of investments in limited liability companies as determined by the General Partner was $8,267,749 and $8,227,738 representing 94.41% and 98.52% of partners’ capital at December 31, 2019 and December 31, 2018, whose values have been estimated by the General Partner in the absence of readily ascertainable market values. Due to the inherent uncertainty of valuation, the General Partner’s determination of values may differ significantly from values that would have been realized had a ready market for the investments existed, and the differences could be material. See Note 3.

(f) Federal Income taxes

As a limited partnership, the Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners’ individual or corporate tax returns in accordance with their ownership percentages.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements. Generally, the Partnerships tax returns remain open for three years for federal income tax examination.

(g) Income

Interest income from portfolio investments is recorded as interest as accrued.

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Recent Accounting Pronouncements

Partnership management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and Cash Equivalents

The fair value of financial instruments that are short-term and that have little or no risk are considered to have a fair value equal to book value.

(b) Unsecured Loan Investments

The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk. At December 31, 2019 and 2018, there were $400,000 and no short-term loans, respectively.

(c) Portfolio Investments

The portfolio investments consist of member equity interests which are not publicly traded. The General Partner (AGP@) uses the investee entity’s real estate valuation reports as a basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. Portfolio investments priced by reference to valuation reports are included in Level 3. The GP conducts internal reviews of pricing to ensure reasonableness of valuations used. Based on the information available, management believes that the fair values provided are representative of prices that would be received to sell the individual assets at the measurement date (exit prices).

The fair values of the investee entity’s assets are determined in part by placing reliance on third-party valuations of the properties and/or third party approved internally prepared analyses of recent offers or prices on comparable properties in the proximate vicinity. The third-party valuations and internally developed analyses are significantly impacted by the local market economy, market supply and demand, competitive conditions and prices on comparable properties, adjusted for anticipated date of sale, location, property size, and other factors. Each property is unique and is analyzed in the context of the particular market where the property is located. In order to establish the significant assumptions for a particular property, the GP analyzes historical trends, including trends achieved by the GP’s operations, if applicable, and current trends in the market and economy impacting the property. These methods use unobservable inputs to develop fair value for the GP’s properties. Due to the volume and variance of unobservable inputs, resulting from the uniqueness of each of the GP’s properties, the GP does not use a standard range of unobservable inputs with respect to its evaluation of properties.

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

Changes in economic factors, consumer demand and market conditions, among other things, could materially impact estimates used in the third-party valuations and/or internally prepared analyses of recent offers or prices on comparable properties. Thus, estimates can differ significantly from the amounts ultimately realized by the investee segment from disposition of these assets.

The following tables present the fair values of assets and liabilities measured on a recurring basis:

At December 31, 2019		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$7,120,630	$-	$-	$7,120,630
UCF Development, LLC	1,142,118	-	-	1,142,118
Short term loans	405,001	-	-	405,001

Total Assets	$8,667,749	$-	$-	$8,667,749

At December 31, 2018		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$7,238,620	$-	$-	$7,238,620
UCF Development, LLC	989,118	-	-	989,118
Short term loans	-	-	-	-

Total Assets	$8,227,738	$-	$-	$8,227,738

The fair value measurements are subjective in nature, involve uncertainties and matters of significant judgment; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments.

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Partnership.

Generally, the fair value of the Atlanta investee’s properties is not sensitive to changes in unobservable inputs since generally the properties are held for less than six months. Generally, such changes in unobservable inputs take longer than six months to have an appreciable effect of more than 1 to 2% on these properties fair value. The Dallas investee’s property is more sensitive to changes in unobservable inputs because this property was acquired with a longer time horizon due to the nature of its size and undeveloped status. However, the Dallas investee is very cognizant of changes in the unobservable inputs that affect the fair value of this property and intends to consider any and all such changes as it develops it plan for the development of this property.

The following table presents the changes in Level 3 instruments measured on a recurring basis:

Year Ended December 31, 2019	Portfolio Investments
January 1, 2019	$8,227,738
Total gains or losses (realized/unrealized):
Included in earnings	752,492
Included in other comprehensive income	-
Purchases, issuance and settlements	(312,481)
Transfers in/out of Level 3	-

December 31, 2019	$8,667,749

Year Ended December 31, 2018	Portfolio Investments
January 1, 2018	$7,532,507
Total gains or losses (realized/unrealized):
Included in earnings	(25,592)
Included in other comprehensive income	-
Purchases, issuance and settlements	720,823
Transfers in/out of Level 3	-

December 31, 2018	$8,227,738

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

a) Cash

Funds held by the Partnership are guaranteed by the Federal Deposit Insurance Corporation (AFDIC@) up to $250,000. The Partnership’s cash balance was not in excess of FDIC insured limits at December 31, 2019 and 2018.

NOTE 5 - CAPITAL

The Partnerships capital structure consists of one General Partner and 80 limited partners. The Partnerships total net contributed capital is $7,777,540 at December 31, 2019. The limited partner units issued and outstanding are 5,635,306 at December 31, 2019 and 2018.

a) Distributions

Distributions from the Partnership are made to partners in accordance with the Partnerships limited partnership agreement.

During 2018, the Partnership made distributions of $23,704 on behalf of the partners in the form of backup withholding to the U.S. Internal Revenue Service in the amount of $17,000 for 2018,

During 2018, the Partnership made distributions to the partners in the form of 2017 profit distributions in the amount of $219,363.

During 2018, the Partnership made distributions on behalf of the partners in the form of payments of $16,638 to a law firm for the preparation and submission of Rule 144 and 4(a)(1) legal opinions to allow for the removal of the restrictive legends on the partnership units issued prior to the completion of the Form 1-A offering.

During 2019, the partnership was refunded $48,271 of the previously distributed backup withholding from the U.S. Internal Revenue Service.

b) Allocations of Profits and Losses

The net profit of the Partnership is allocated to the Limited Partners in proportion to each partner’s respective capital contribution on all liquidated portfolio investments made by the Partnership. Losses are allocated to all partners in proportion to each partner’s respective capital contribution, provided that, to the extent profits had been previously allocated in a manner other than in proportion to capital contributions, losses are allocated in the reverse order as such profits were previously allocated.

The GP participates in the profits of the Partnership at a rate of 20% above a 10% annualized return to the Limited Partners. Beginning January 1, 2020, the GP participates in the profits of the Partnership at a rate of 20% above an 8% annualized return to the Limited Partners.

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - MANAGEMENT FEES - RELATED PARTY

The Partnership pays annual management fees to UCF Asset LLC. Management fees are calculated at 2.0% of assets under management on the first day of the fiscal year, payable quarterly. Management fees were $169,590 and $155,221 for the years ended December 31, 2019 and 2018, respectively.

NOTE 7 - SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED PORTFOLIO INVESTMENTS

December 31, 2019	Atlanta Landsight, LLC	UCF Development, LLC

Current assets	$5,117,858	$12,051

Noncurrent assets	$633,663	$816,482

Current liabilities	$5,652,155	$-

Noncurrent liabilities	$-	$-

Gross revenues	$2,928,062	$-

Gross profit	$43,512	$-

Loss from continuing operations	$(42,941)	$(47,068)

Net loss	$(42,941)	$(47,068)

December 31, 2018	Atlanta Landsight, LLC	UCF Development, LLC

Current assets	$6,025,775	$9,119

Noncurrent assets	$424,748	$816,482

Current liabilities	$6,307,066	$-

Noncurrent liabilities	$-	$-

Gross revenues	$1,780,833	$-

Gross profit	$53,596	$-

Loss from continuing operations	$(24,939)	$(8,302)

Net loss	$(24,939)	$(8,302)

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 8 - SUBSEQUENT EVENTS

a) Capital

In March 2020, the Partnership issued 166,667 units of Series A Preferred Units in exchange for $300,000 in cash, or $1.80 per unit.

The Preferred Units carry the following rights and privileges:

1 - Each Series A Preferred Unit shall receive a dividend of $0.09 (9 cents), capped by the net increase in net assets, (after audit completion), for that year. The difference between the net increase in net assets and $0.09 for any given year does not accrue to the next year. The stated dividends begin accruing on investment date on an actual/365 basis and ends upon conversion, redemption or cancellation.

2 - The Series A Preferred Units carry no voting rights.

3 - The Series A Preferred Units are senior to the common units for payment of dividends, distributions or liquidation.

4 - If at any time after 12 months subsequent to investment date the common units closing price falls under $0.50 per unit for a minimum of 20 consecutive trading days the holder, at their option, can redeem the units at a redemption price of $0.50 per unit.

5 - Any time after 12 months subsequent to investment date the Holder, at their option, can elect to convert their Series A Preferred Units into common units under the following rate: $1.80/conversion price. The conversion price is $1.80 when the lowest common unit price during the preceding 5 trading days is $1.80 or greater; the lowest closing price when the lowest common unit price during the preceding 5 trading days is between $1.80 and $1.60; $1.60 the lowest common unit price during the preceding 5 trading days is at or below $1.60.

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

December 31, 2019

Company Name		Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$13,094,851	$(7,642,097)	$-	$1,667,876	$7,120,630
B	UCF Development, LLC	Real Estate Development	949,905	(45,000)	-	237,213	1,142,118
C	Short-term loans with accrued interest	Various	600,000	(214,137)	19,138	-	405,001

	Balance at December 31, 2019		$14,644,756	$(7,901,234)	$19,138	$1,905,089	$8,667,749

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

B - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

C - Comprised of two long-term unsecured loans, one for $300,000 with quarterly interest at 1.4%, due in April 2021, with an unrelated party and the second for $100,000 with monthly interest at 0.375%, due in June 2021, with a related party.

(1) Reflects return of capital.

(2) Reflects actual gain or loss from the sale, exchange or disposition of securities.

(3) Estimated unrealized gain (loss).

(4) Estimated fair value.

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

December 31, 2018

Company Name		Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$11,213,842	$(5,007,097)	$-	$1,031,875	$7,238,620
B	UCF Development, ,LLC	Real Estate Development	904,905	(45,000)	-	129,213	989,118
C	Short-term loans with accrued interest	Various	200,000	(214,137)	14,037	-	-

	Balance at December 31, 2018		$12,318,747	$(5,266,234)	$14,037	$1,161,088	$8,227,738

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

B - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

C - Comprised of two short-term unsecured loans, with monthly interest at 1%, repaid at maturity in March 2018.

(1) Reflects return of capital.

(2) Reflects actual gain or loss from the sale, exchange or disposition of securities.

(3) Estimated unrealized gain (loss).

(4) Estimated fair value.

1.1a: Report of Independent Registered Public Accounting Firm on Financial Statements of 2 years by December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners

UC Asset, LP

Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying balance sheets of UC Asset, LP (the “Partnership”) at December 31, 2019 and 2018, and the related statements of changes in net assets, partners’ equity, and cash flows for the year ended December 31, 2019 and 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Emphasis-of-a-matter

As discussed in Note 2, the financial statements include investments valued at approximately $8,668,000 and $8,228,000 at December 31, 2019 and 2018, representing approximately 99.0% and 98.5% of partners’ capital, respectively, whose values have been estimated by the General Partner in the absence of readily ascertainable market values. We have reviewed the procedures used by the General Partner in arriving at its estimate of value of such investments and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, the estimated values may differ significantly from the values that would have been used had a ready market for these investments existed, and the differences could be material. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Daszkal Bolton LLP

Daszkal Bolton LLP

March 30, 2020

Fort Lauderdale, Florida

We have served as the Partnership’s auditor since 2017

Report of Independent Registered Public Accounting Firm on Supplemental Information

To the Board of Directors and Partners

UC Asset, LP

Atlanta, Georgia

We have audited the financial statements of UC Asset, LP (the “Partnership”) at and for the years ended December 31, 2019 and 2018, and our report thereon dated March 30, 2020, which expressed an unqualified opinion on those financial statements, appears on page 1.

The summary of investments at December 31, 2019 and 2018 contained in the supplemental schedules has been subjected to audit procedures performed in conjunction with the audit of UC Asset LP’s financial statements. The summary of investments at December 31, 2019 and 2018 is supplemental information and is the responsibility of UC Asset LP’s management. Our audit procedures included determining whether the summary of investments reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the summary of investments. In our opinion, the summary of investments is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Daszkal Bolton LLP

Daszkal Bolton LLP

March 30, 2020

Fort Lauderdale, Florida

1.2 Financial Statements of 6 months by June 30, 2020

UC ASSET, LP

Condensed Balance Sheets

	June 30, 2020	December 31, 2019
ASSETS	(unaudited)
Portfolio investments (Note 3)	$7,480,992	$8,667,749
Property and equipment and other assets, net	45,504	51,422
Cash and cash equivalents	190,055	90,863
Total Assets	$7,716,551	$8,810,034

LIABILITIES AND PARTNERS’ CAPITAL
Accrued and other expenses	$49,939	$52,507
Partners’ Capital:
Series A preferred units, 166,667 and 0 issued and outstanding at June 30, 2020 and December 31, 2019	300,000	-
Partners’ capital, 5,635,306 units issued and outstanding at June 30, 2020 and December 31, 2019	7,366,612	8,757,527
Total Liabilities and Partners’ Capital	$7,716,551	$8,810,034

UC ASSET, LP

Condensed Statements of Changes in Net Assets

Three and Six months ended June 30,

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
INCOME
Interest income	$1,025	$540	$9,725	$540
Interest income, related parties	13,500	4,222	13,500	4,222

Total income	14,525	4,762	23,225	4,762

OPERATING EXPENSES
Management fees	45,287	44,729	92,214	86,487
Professional fees and other expenses	68,396	48,407	133,997	124,626
Depreciation	64	100	321	656

Total operating expenses	113,747	93,236	226,532	211,769

Net investment loss before realized and unrealized gains/(losses)	(99,222)	(88,474)	(203,307)	(207,007)

GAINS/(LOSSES) FROM INVESTMENTS
Net realized and unrealized gains (losses) from investments:
Net realized gains (losses) on portfolio investments	(47,869)	-	(47,869)	-
Net unrealized gains (losses) on portfolio investments	(243,936)	470,353	(1,139,739)	193,309
Net realized and unrealized gains (losses)	(291,805)	470,353	(1,187,608)	193,309

Net investment loss	$(391,027)	$381,879	$(1,390,915)	$(13,698)

Net (decrease) increase in net assets from operations	$(391,027)	$381,879	$(1,390,915)	$(13,698)

Net (decrease) increase in net assets per unit	$(0.07)	$0.07	$(0.25)	$0.00
Weighted average units	5,635,306	5,635,306	5,635,306	5,635,306

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

Condensed Statement of Partners’ Capital

For the three and six months ended June 30, 2020

(unaudited)

	Limited Partners Common Units	Limited Partners Preferred A Units	Limited Partners Common Units Amount	Limited Partners Preferred A Units Amount	General Partner	Total Partners’ Equity
BALANCE, December 31, 2019	5,635,306	-	$8,757,527	$-	$-	$8,757,527
Issuance of Preferred Series A units		166,667	-	300,000		300,000
Net change in net assets from operations	-	-	(999,888)	-	-	(999,888)
BALANCE, March 31, 2020	5,635,306	166,667	7,757,639	300,000	-	8,057,639
Net change in net assets from operations	-	-	(391,027)	-	-	(391,027)
BALANCE, June 30, 2020	5,635,306	166,667	$7,366,612	$300,000	$-	$7,666,612

UC ASSET, LP

Condensed Statement of Partners’ Capital

For the three and six months ended June 30, 2019

(unaudited)

	Limited Partners Common Units	Limited Partners Preferred A Units	Limited Partners Common Units Amount	Limited Partners Preferred A Units Amount	General Partner	Total Partners’ Equity

BALANCE, December 31, 2018	5,635,306	-	$8,352,040	$-	$-	$8,352,040
Return of limited partner tax distributions	-	-	30,960	-	-	30,960
Net change in net assets from operations	-	-	(395,577)	-	-	(395,577)
BALANCE, March 31, 2019	5,635,306	-	7,987,423	-	-	7,987,423
Net change in net assets from operations	-	-	381,789	-	-	381,789
BALANCE, June 30, 2019	5,635,306	-	$8,369,212	$-	$-	$8,369,212

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

Condensed Statements of Cash Flows

Six months ended June 30,

(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net decrease in net assets from operations	$(1,390,915)	$(13,698)
Adjustments to reconcile net decrease in net assets from operations to net cash used in operating activities:
Net realized losses on portfolio investments	47,869	-
Net unrealized losses (gains) on portfolio investments	1,139,739	(193,309)
Amortization of prepaid expense	10,750	8,000
Depreciation and amortization	321	656
Changes in working capital items
Increase in accrued interest - third party loans	(9,052)	-
Increase in accrued interest - related party loans	(13,500)	(22)
Deposits and other assets	(14,952)	(7,218)
Accrued and other expenses	(2,568)	1,909
Net cash used in operating activities	(232,308)	(203,682)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio partnerships	(504,000)	(570,886)
Investments in portfolio loans	(400,000)	(50,000)
Investment in related party loans	-	(400,000)
Repayment of investments in portfolio partnerships	885,500	1,285,000
Repayments of portfolio loans	50,000	50,000
Net cash provided by investing activities	31,500	314,114

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received for Preferred A units	300,000	-
Refund of distributions to partners	-	48,271
Net cash provided by financing activities	300,000	48,271
Net increase in cash and cash equivalents	99,192	158,703
CASH and cash equivalents, beginning of period	90,863	135,353
CASH and cash equivalents, end of period	$190,055	$294,056

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Information as to the six months ended June 30, 2020 is unaudited)

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the Partnership) is a Delaware Limited Partnership formed for the purpose of making capital investments in limited liability companies with a focus on growth-equity investments and real estate. The Partnership was formed on February 1, 2016.

The Partnership is managed by its General Partner, UCF Asset LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The Partnership prepares its financial statements on the accrual basis in accordance with accounting principles generally accepted in the United States. Purchases and sales of investments are recorded upon the closing of the transaction. Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets.

The accompanying unaudited condensed interim financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States of America (“U.S.”) as promulgated by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In our opinion, the accompanying unaudited interim financial statements contain all adjustments (which are of a normal recurring nature) necessary for a fair presentation. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

(b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair value measurements

The Partnership records and carries its investments at fair value, defined as the price the Partnership would receive to sell the asset in an orderly transaction with a market participant at the balance sheet date. In the absence of active markets for the identical assets, such measurements involve the development of assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the balance sheet date.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(c) Fair value measurements, continued

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations whose inputs are observable or whose significant value drivers are observable

Level 3: Significant inputs to the valuation model are unobservable

The General Partner maintains policies and procedures to value instruments using the best and most relevant data available. In addition, The General partner reviews valuations, including independent price validation for certain instruments. Further, in other instances, independent pricing vendors are obtained to assist in valuing certain instruments.

(d) Cash and equivalents

The Partnership considers all highly liquid debt instruments with original maturities of three (3) months or less to be cash equivalents.

(e) Investments

The Partnership’s core activity is to make investments in real estate limited liability companies. Excess funds are held in financial institutions.

Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

The estimated fair value of investments in limited liability companies as determined by the General Partner, (AGP@), was $6,704,240 and $8,267,749 representing 87.49% and 94.41% of partners’ capital at June 30, 2020 and December 31, 2019, respectively, whose values have been estimated by the General Partner in the absence of readily ascertainable market values. Due to the inherent uncertainty of valuation, the General Partner’s determination of values may differ significantly from values that would have been realized had a ready market for the investments existed, and the differences could be material. See Note 3.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(f) Federal Income taxes

As a limited partnership, the Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners’ individual or corporate tax returns in accordance with their ownership percentages.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements. Generally, the Partnerships tax returns remain open for three years for federal income tax examination.

(g) Income

Interest income from portfolio investments is recorded as interest is accrued.

(h) Recent Accounting Pronouncements

Partnership management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and Cash Equivalents

The fair value of financial instruments that are short-term and that have little or no risk are considered to have a fair value equal to book value.

(b) Unsecured Loan Investments

The fair value of short-term unsecured loans is considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk.

(c) Portfolio Investments

The portfolio investments consist of member equity interests which are not publicly traded. The GP uses the investee entity’s real estate valuation reports as a basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. Portfolio investments priced by reference to valuation reports are included in Level 3. The GP conducts internal reviews of pricing to ensure reasonableness of valuations used. Based on the information available, management believes that the fair values provided are representative of prices that would be received to sell the individual assets at the measurement date (exit prices).

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

The fair values of the investee entity’s assets are determined in part by placing reliance on third-party valuations of the properties and/or third party approved internally prepared analyses of recent offers or prices on comparable properties in the proximate vicinity. The third-party valuations and internally developed analyses are significantly impacted by the local market economy, market supply and demand, competitive conditions and prices on comparable properties, adjusted for anticipated date of sale, location, property size, and other factors.

Each property is unique and is analyzed in the context of the particular market where the property is located. In order to establish the significant assumptions for a particular property, the GP analyzes historical trends, including trends achieved by the GP’s operations, if applicable, and current trends in the market and economy impacting the property. These methods use unobservable inputs to develop fair value for the GP’s properties. Due to the volume and variance of unobservable inputs, resulting from the uniqueness of each of the GP’s properties, the GP does not use a standard range of unobservable inputs with respect to its evaluation of properties.

Changes in economic factors, consumer demand and market conditions, among other things, could materially impact estimates used in the third-party valuations and/or internally prepared analyses of recent offers or prices on comparable properties. Thus, estimates can differ significantly from the amounts ultimately realized by the investee segment from disposition of these assets.

The following tables present the fair values of assets and liabilities measured on a recurring basis:

		Fair Value Measurement at Reporting Date Using
At June 30, 2020	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$6,704,240	$-	$-	$6,704,240
UCF Development, LLC	-	-	-	-
Short term loans	776,752	-	-	776,752
Total Assets	$7,480,992	$-	$-	$7,480,992

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

		Fair Value Measurement at Reporting Date Using
At December 31, 2019	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$7,120,630	$-	$-	$7,120,630
UCF Development, LLC	1,142,118	-	-	1,142,118
Short term loans	405,001	-	-	405,001
Total Assets	$8,667,749	$-	$-	$8,667,749

The fair value measurements are subjective in nature, involve uncertainties and matters of significant judgment; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments.

There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Partnership.

Generally, the fair value of the Atlanta investee’s properties is not sensitive to changes in unobservable inputs since generally the properties are held for less than six months. Generally, such changes in unobservable inputs take longer than six months to have an appreciable effect of more than 1 to 2% on these properties fair value. The Dallas investee’s property is more sensitive to changes in unobservable inputs because this property was acquired with a longer time horizon due to the nature of its size and undeveloped status. However, the Dallas investee is very cognizant of changes in the unobservable inputs that affect the fair value of this property and intends to consider any and all such changes as it develops it plan for the development of this property.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

The following tables present the changes in Level 3 instruments measured on a recurring basis:

Six Months Ended June 30, 2020	Portfolio Investments
January 1, 2020	$8,667,749
Total gains or losses (realized/unrealized):
Included in earnings	(737,388)
Included in other comprehensive income	-
Purchases, issuance and settlements	(449,369)
Transfers in/out of Level 3	-
June 30, 2020	$7,480,992

Year Ended December 31, 2019	Portfolio Investments
January 1, 2019	$8,227,738
Total gains or losses (realized/unrealized):
Included in earnings	752,492
Included in other comprehensive income	-
Purchases, issuance and settlements	(312,481)
Transfers in/out of Level 3	-
December 31, 2019	$8,667,749

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

a) Cash

Funds held by the Partnership are guaranteed by the Federal Deposit Insurance Corporation (AFDIC@) up to $250,000. The Partnership’s cash balance (inclusive of restricted cash) was not in excess of FDIC insured limits at June 30, 2020 and December 31, 2019, respectively.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 5 B CAPITAL

The Partnerships capital structure consists of one General Partner and 81 limited partners. The Partnerships total contributed capital was $8,077,540 and $7,777,540 at June 30, 2020 and December 31, 2019, respectively. The limited partner common units are 5,635,306 at June 30, 2020 and December 31, 2019. The limited partner preferred Series A units are 166,667 and 0 at June 30, 2020 and December 31, 2019, respectively.

The Preferred Units carry the following rights and privileges:

- annual dividend of $0.09 per unit, not to exceed the audited annual net increase to net assets from operations

- carry no voting rights

- preference for dividends and in liquidation

- 12 months post issuance, redeemable at $0.50 per unit, if the market price of the common units falls below $0.50 per unit for 20 consecutive trading days

- 12 months post issuance, convertible into common units on a variable conversion ratio 1.0:1.0 (if the lowest closing price of the common units is $1.80 or more for the 5 trading days prior to conversion), up to 1.125:1.0 (if the lowest closing price of the common units is $1.60 or less for the 5 trading days prior to conversion)

- conversion and redemption price shall not be lower than the book value per common unit based on the last audited book value per unit

In the first quarter 2020 the partnership issued 166,667 Series A preferred units in exchange for $300,000 in cash.

a) Distributions

Distributions from the Partnership are made to partners in accordance with the Partnerships limited partnership agreement.

During 2019, the partnership was refunded $48,271 of the previously distributed backup withholding from the U.S. Internal Revenue Service.

b) Allocations of Profits and Losses

The net profit of the Partnership is allocated to the Limited Partners in proportion to each partner’s respective capital contribution on all liquidated portfolio investments made by the Partnership. Losses are allocated to all partners in proportion to each partner’s respective capital contribution, provided that, to the extent profits had been previously allocated in a manner other than in proportion to capital contributions, losses are allocated in the reverse order as such profits were previously allocated. The Preferred Units have a preference for dividends and in liquidation.

The GP participates in the profits of the Partnership at a rate of 20% above a 10% annualized return to the Limited Partners: increasing to 40% of the profits above an 18% annualized return to the Limited Partners.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 6 - RELATED PARTY

a) Management Fees

The Partnership pays annual management fees to UCF Asset LLC. Management fees are calculated at 2.0% of assets under management on the first day of the fiscal year, payable quarterly. Management fees were $92,214 and $86,487 for the six months ended June 30, 2020 and 2019, respectively.

NOTE 7 - SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED PORTFOLIO INVESTMENTS

June 30, 2020	Atlanta Landsight, LLC	UCF Development, LLC

Current assets	$3,693,526	$-
Noncurrent assets	$2,567,701	$-
Current liabilities	$6,613,505	$-
Noncurrent liabilities	$-	$-
Gross revenues	$913,099	$-
Gross profit	$(428,962)	$-
Income (loss) from continuing operations	$(459,419)	$(802)
Net income (loss)	$(456,785)	$(802)

December 31, 2019	Atlanta Landsight, LLC	UCF Development, LLC

Current assets	$5,117,858	$12,051
Noncurrent assets	$633,663	$816,482
Current liabilities	$5,652,155	$-
Noncurrent liabilities	$-	$-
Gross revenues	$2,928,062	$-
Gross profit	$43,512	$-
Loss from continuing operations	$(42,941)	$(47,068)
Net loss	$(42,941)	$(47,068)

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

June 30, 2020

Company Name		Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$14,702,201	$(8,526,097)	$-	$528,136	$6,704,240
B	UCF Development, LLC	Real Estate Development	954,908	(1,192,121)	237,213	-	-
C	Short-term loans with accrued interest	Various	1,050,000	(300,000)	-	26,752	776,752
	Balance at March 31, 2020		$16,707,109	$(10,018,218)	$237,213	$554,888	$7,480,992

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

B - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

C - Comprised of three unsecured loans, $100,000 due June 10, 2021, of which $50,000 was repaid in June 2020; $300,000 due March 31, 2022; $400,000 due March 4, 2023.

(1) Reflects return of capital.

(2) Reflects actual gain or loss from the sale, exchange or disposition of securities.

(3) Estimated unrealized gain (loss).

(4) Estimated fair value.

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

December 31, 2019

Company Name		Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$13,094,851	$(7,642,097)	$-	$1,667,876	$7,120,630
B	UCF Development, LLC	Real Estate Development	949,905	(45,000)	-	237,213	1,142,118
C	Short-term loans with accrued interest	Various	600,000	(214,137)	19,138	-	405,001
	Balance at December 31, 2019		$14,644,756	$(7,901,234)	$19,138	$1,905,089	$8,667,749

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

B - Comprised of a 75% membership interest and a loan of approximately $35,600. The carrying amount is based on the general partner’s estimate.

C - Comprised of two short-term unsecured loans, with monthly interest at 1.4%, which have been repaid except for $100,000 due June 10, 2021; $300,000 due March 31, 2022.

(1) Reflects return of capital.

(2) Reflects actual gain or loss from the sale, exchange or disposition of securities.

(3) Estimated unrealized gain (loss).

(4) Estimated fair value.

(b) Index to Exhibits

3.1	Certificate of Limited Partnership of UC Asset
Filed previously with our Form 1A on February 12, 2018.

3.2	Limited Partnership Agreement

3.3	Certificate of Designation of Series A Preferred Units
Filed previously with our Form 1U on June 9, 2020

4.1	Construction Loan Promissory Note

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

UC ASSET, LP (Registrant)

UC Asset, LLC (General Partner)
Date: November 04, 2020

	By:	/s/ Gregory Bankston
Gregory Bankston, Manager

And

	By:	/s/ Xianghong Wu
Xianghong Wu, Majority Voting Rights Owner